U. S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

3rd AMENDED FORM 10/A

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities and Exchange Act of 1934.

UTEC, Inc
(formerly Lyon Capital Venture Corp.)
(Name of Small Business Issuer in its charter)

Nevada	20-5936198
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

7230 Indian Creek Ln,, Ste 201, Las Vegas, NV 89149
(Address of principal executive offices)  (Zip Code)

Issuer’s telephone number:  702-335-0356

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	_______

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock
(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a small reporting company.  See definitions of “large accelerated filer,” “accelerated filer”, and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [ ]	Smaller reporting company [X]

TABLE OF CONTENTS

PART I

Item 1. Description of Business

Item 2. Management’s Discussion and Analysis

Item 3 Financial Report

Item 4. Description of Property

Item 5. Security Ownership of Certain Beneficial Owners and Management

Item 6 Directors and Executive Officers

Item 7. Executive Compensation

Items 8. Certain Relationships and Related Party Transactions and Director Independence

PART II

Item 1. Market Price of and Dividends on the Registrant’s Common Equity and Related Shareholder Matters.

Item 2. Legal Proceedings

Item 3. Changes in and Disagreements with Accountants

Item 4. Recent Sales of Unregistered Securities

Item 5. Indemnification of Directors and Officers

PART F/S

Financial Statements as at December 31, 2007

PART III

Item 1. Index to Exhibits

PART I.

Item 1 - DESCRIPTION OF BUSINESS

General Information

Except for statements of historical fact, certain information in this document contains “forward-looking statements” that involve substantial risks and uncertainties.  You can identify these statements by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “should,” “will,” ‘would,” or similar words.  The statements that contain these or similar words should be read carefully because these statements discuss our future expectations, contain projections of our future results of operations, or of our financial position, or state other “forward-looking” information.  UTEC, Inc. (“The Company”) believes that it is important to communicate our future expectations to our investors.  However, there may be events in the future that we are not able to accurately predict or control.  Further, we urge you to be cautious of the forward-looking statements that are contained in this Form 10 because they involve risks, uncertainties and other factors affecting our operations, market growth, service, products and licenses.  These factors may cause our actual results to and achievements, whether expressed or implied, to differ materially from the expectations we describe in our forward-looking statements.  The occurrence of any of these events could have a material adverse effect on our business, results of operations and financial position.

The information provided in this section of the application is widely available to the public and partially compiled by organizations like the Institute of Makers of Explosives (IME) whose web site is http://www.ime.org/.  The other industry source for such information is the International Society of Explosives Engineers (ISEE) whose web site is http://www.isee.org/.  As such, the information is widely available to the public, and has been disseminated in reports, conferences, training classes, regularly scheduled meetings and trade shows. In addition, other associated trade organizations like the NSSGA, the National Stone, Sand and Gravel Association, which on Feb. 12, 2001 was formed through the merger of the National Stone Association and National Aggregates Association (http://www.nssga.org/).  Individual states also have local stone and aggregate associations, as well as surface mining associations and underground mining groups. Information on all of these organizations is well documented in the public domain, and widely available over the internet or public libraries.

Corporate History

The Company, a Nevada corporation, was originally organized on November 8, 1993 as B-N-B Enterprises Inc. for the purpose of engaging in any lawful activity.  In March of 1998 the company changed its name to All-West Systems International Inc. In September of 2004 the Company again changed its name to Lyon Capital Venture Group on August 31, 2006 and there was a management change. Lyon Capital Venture Group acquired the assets of UTEC Corporation, and formerly changed its name to UTEC Inc., a Nevada Corporation, in March of 2007.  The Primary SIC — Industry Classification of UTEC Inc. is 4955 - Hazardous Waste Management and the company’s business Stage is a Development Stage Company

From November 8, 1993, until it acquired UTEC Corporation. in January 2007, the Company was a developmental stage company without any operations.  The business of the wholly owned subsidiary of the Company, UTEC Corporation, comprised the entire business of the Company. The Company was in the development stage through December 31, 2006, and the year ended December 31, 2007, is the first year during which the Company was considered an operating company and was no longer in the development stage.

On January 10, 2007, the Company entered into an agreement with Energetic Systems Inc., LLC (“ESI”) to acquire 100% of the shares of UTEC Corporation for a total consideration of 22,500,000 of the company’s par value $0.001 common shares and 20,000 of the company’s par value $0.001 preferred shares.  The Technical and Manufacturing Headquarters of the Company were located at 8500 South East Jayhawk Drive, PO Box 320, Riverton Kansas, 66770.  Its business office was located at Suite 110, 2420 Springer Drive, Norman, Oklahoma, 73069.

From the period of 2002 to 2006, Energetic Systems, LLC (a company jointly owned American Pacific Corporation (ticker: apfc)) was sole owner of UTeC Corporation, LLC., the predecessor company to UTEC Corporation. During the same period (2002-2006), Mr. Taylor served as CEO of Energetic Systems Inc., LLC.,and Dr. Villamagna was an Executive Officer.  ESI  was a major shareholder in the Company beneficially owning 47.6 % of the Company’s preferred stock and 43.45% of the outstanding common stock of the Company until April, 2009 when the 43.45% of common stock was returned to treasury upon the sale of the assets of UTEC, Corporation to ESI.  Messrs Taylor and Villamagna still hold the 47.6% of the Company’s preferred stock.. From January 2007, Mr. Taylor served on the Company’s board as a Director, and as Co-Chairman and Corporate Secretary.  Dr. Villamagna still serves as CEO of the Company and Mr. Taylor serves as Chairman of the Board.

The Company operates on the calendar fiscal year ending December 31st.

On April 27, 2009 the Company divested itself of the Technical and Manufacturing aspects of its business by selling these related assets of UTEC Corporation back to Energetic Systems Inc. LLC for the selling price of the 22,500,000 common shares that were initially issued for the purchase of UTEC Corporation in January, 2007. This was not an arms-length transaction as ESI and UTEC, Inc had common directors Dr. Villamagna and David Taylor. The 22,500,000 common shares of the Company were cancelled July 1, 2009 and returned to treasury. This left the Company with the waste to energy aspect of its business.

On October 1, 2009 the Company entered into an agreement to purchase all the outstanding shares of C2R Energy Commodities Corp. (“C2R”) in exchange for 4.093,000 common shares of the company’s par value $0.001 stock.  This was also not an arms length transaction as the two companies had a common director, Dr. Villamagna and a common affiliate, Mr. Howard Bouch. The two affiliates abstained from voting on this purchase.

The Board of Directors remains the same and Dr. Fortunato Villamagna serves as President and CEO; Mr. Kenneth B. Liebscher serves as Secretary; Mr. Howard Bouch serves as CFO and Mr. David Taylor serves as Chairman of the Board.  Dr. Villamagna provides management services through Red Stone management Services, LLC, a limited liability corporation in which Dr. Villamagna is a managing member.

Business of Issuer

UTEC, Inc. was originally incorporated in 1993 as B-N-B Enterprises until March of 1998, when it changed its name to All-West Systems International Inc. In September of 2004, the Company again changed its name to Lyon Capital Venture Group and there was a management change. Lyon Capital Venture Group acquired UTEC Corporation, and formerly changed its name to UTEC, Inc. a Nevada Corporation in March of 2007. The Primary SIC — Industry Classification of UTEC Inc. is 4955 - Hazardous Waste Management and the company’s business stage is a Development Stage Company.

From November 8, 1993 until it acquired UTEC Corporation in January 2007, the Company was a Developmental Stage Company without any operations.  The business of the wholly owned subsidiary of the Company, UTEC Corporation, comprised the entire business of the Company until April 2009 when the Company sold the assets of UTEC Corporation (subsidiary) back to ESI in exchange for 22,500,000 of the Company’s common shares being returned to the Company’s treasury and cancelled..

For more than 30 years, the predecessor companies to the Company’s subsidiary had been involved in the research and development of commercial explosive products used by the construction, quarrying and mining industries in North America and elsewhere in the world.  This legacy business of the company actually had its start in the commercial explosives business of Gulf Oil Limited, and one of the sites currently occupied by the Company is a former coal mine which was mined by a subsidiary of Gulf Oil, and served as Gulf Explosives bulk truck garage, etc.

The subsequent subsections will describe the “products and services” the Company provided its customers during the past three years, through April, 2009. The primary offerings of the Company were testing services, which include (i) performance assessment of energetic materials, (ii) analysis of energetic materials, (iii) velocity of detonation testing, (iv) detonation pressure testing, (v) underwater energy testing, (vi) detonator and gap sensitivity testing, (vii) impact, friction and thermal stability safety testing, (viii) testing required by the DOT and ATF, (ix) international freight safety testing and (x) related activities.

The principal end product from these activities were the compositions of formulae that were developed. The developments belonged to the company that funded the work or outsourced the work, and the Company’s revenue was derived from the services and expertise provided.

The Specialty Chemicals & Raw Materials segment did manufacture a product called “ SNAP” which was sold to other companies as an additive to their products. Other products potentially sold in this segment included aluminum powder and guar gum. These products were not manufactured by the Company, but purchased for resale.

The legacy business has developed from sales revenue of $1,365,805 in 2007  to $2,237,601 in 2008.  The sales through June 2009 were nil, however historically, most sales occur in the third and fourth quarters.

Company Officers
Fortunato Villamagna, CEO
Howard Bouch CFO
David P. Taylor, Chairman of the Board.
Ken Liebscher, Secretary

•	Number of Employees: none at October 26, 2009
•	SEC Reporting Status: non-SEC Reporting Company
•	CIK 0001386018
•	Fiscal Year End 12/31
•	Estimated Market Cap $2,013,670 as of October 21, 2009
•	Outstanding Shares: 33,561,159 as of September 30, 2009
•	Authorized Shares 74,000,000 common; 1,000,000 preferred
•	Transfer Agent: Island Stock Transfer, 100 Second Avenue South, Suite 705S, Saint Petersburg, FL 33701
•	Legal Counsel: Parsons/Burnett/Bjordahl, LLP 10900 N.E. 4th Street Suite 1850, Bellevue, WA 98004
•	Investor Relations Firm: Wannigan Capital Corp., 1174 Manitou Dr NW PO Box 363 Fox Island, WA 98333

The Company operated three Marketing Units, all under the management of Dr. Fortunato Villamagna, Managing Director and CEO until April, 2009 when it sold the assets of UTEC Corporation’s legacy business back to ESI. These marketing units were:

1. Energetic Materials, which includes the development and testing of commercial explosives.

2. Specialty Chemicals and Raw Materials, which distributes chemicals that are used in commercial explosives; and

3. Hazardous Chemicals and Biological Waste Destruction, a marketing unit that utilizes a new patented technology for the destruction of biological waste and other hazardous chemicals and military munitions.  This marketing unit is commercializing the Cold Plasma Oxidizer Technology for the total and complete destruction of solid and liquid hazardous chemicals and biological waste.

The Company currently has only the Hazardous Chemicals and Biological Waste destruction marketing unit upon which the Company intends to focus and develop.

The Hazardous Chemicals & Biological Waste Destruction segment is developmental and currently does not sell any units. In fact, the business will not sell these units in the future but instead plans to lease them. The product name of the waste to energy prototype is to be “Jacob’s Ladder”. The Company anticipates this product entering the market in 2010..

From January 2007 through April, 2009, the Company serviced domestic and international energetic materials businesses, both in the commercial and munitions businesses. The customer base has been discussed in other sections of this document, but the Company’s customers represented most of the commercial explosives producers, the ATF, DOT, and other government agencies.

Energetic Materials Marketing Unit

From January 2007 through April, 2009 this marketing unit was comprised of the company’s legacy business which includes the research, development and testing of commercial explosives.  The technical and manufacturing headquarters were located in Riverton, Kansas, on a two acre site, which also has a laboratory.  In addition, the company had a pilot plant facility with an Underwater Testing capability and a full scale production facility (PRUF – Plant – Propellant Reuse Facility) located on a separate 640 acre site near Hallowell, Kansas.

The Company’s customers included companies owned by Orica Limited and Dyno Nobel (both publicly listed Australian companies) the top two global commercial explosives companies. Both have their own research and development facilities but chose our Company to provide additional services because of our low cost structure, customer focus, rapid response and quality.  Also, the Company had been a subcontractor on a number of demilitarization programs.

Specialty Chemicals & Raw Materials

From January, 2007 through April, 2009 the Specialty Chemicals & Raw Materials Marketing Unit was focused on the commercial explosives industry and was synergistic with the company’s energetic materials business unit.

Hazardous Chemicals & Biological Waste Destruction

In March of 2007, the Company entered into an agreement with Ceramatec Inc., of Salt Lake City, Utah, and licensed the world–wide exclusive rights to manufacture and market a Waste Destruction System utilizing their Cold Plasma Oxidizer Technology.  The license agreement with Ceramatec gave the Company exclusive marketing and sales rights to this unique technology as it related to the “hazardous waste destruction” market segment. This license was for an indefinite period of time subject to the Company purchasing a minimum number of units ie: $100,000 dollars worth of Glyd-Arc plasma oxydizers in the calendar year 2008, $200,000 dollars in the calendar year 2009 with $600,000 dollars in each subsequent year.  On September 2, 2009 Ceramatec exercised its right to terminate the agreement with the Company because the Company had failed to order the required minimum of units from Ceramatec for the years 2008 and 2009.

The Company now plans to manufacture its own waste to energy equipment.  The Company is currently filing a Patent on the “Jacobs Ladder” waste to energy unit. The Hazardous Chemicals and Biological Waste Destruction Marketing Unit will provide commercial solutions for the processing of chemical and biological wastes into carbon dioxide and water.  The Company’s advanced waste treatment technologies will be suitable for a variety of industrial, hazardous, municipal, and clinical waste streams and will offer an extremely elegant, cost effective and novel way for customers to destroy their own hazardous chemicals and biological waste in-house, on-demand. While the Company will manufacture Waste Destruction equipment, the Company does not destroy wastes in any of its facilities, as this activity will be carried out by customers of that equipment on their premises. By using the Company’s equipment as a part of the overall process, most customers may not be classified as generators of hazardous waste.

The Hazardous Chemicals and Biological Waste Destruction Business Unit provides commercial solutions for the processing of chemical and biological wastes into carbon dioxide and water and capture the heat generated and convert that heat to energy.

Incineration, the standard disposal method for solid hospital wastes, gives off carbon dioxide and nitrogen containing gases which pollute the atmosphere.  Utilizing the Company’s waste destruction technology will provide a sophisticated waste management program that addresses the need for waste destruction, while at the same time avoiding the production of toxic by-products. Compact size, light weight, excellent environmental performance and ease of operation are among the many advantages this technology offers.

The Company’s methodology of destroying waste will provide for a unique, cost and logistically effective method of solving the s growing problem of waste disposal.  Additionally, this technology can be considered as “green technology”, when compared with traditional methods.

The added potential of extracting useable work or energy when this technology is used in the ‘exothermic’ mode (heat/energy is released) is an added benefit in that the excess energy in the form of heat can be utilized within other facility operations.

The Hazardous Chemicals and Biological Waste Destruction Marketing Unit will provide commercial solutions for the processing of chemical and biological wastes into carbon dioxide and water.

As such, costs of compliance with environmental laws, ongoing testing, and reporting requirements will be borne by the customers who lease the company’s equipment. Environmental costs to the company are limited to consulting activities the company needs to undertake to provide its customers (who may not have sophisticated in-house environmental groups) with regulatory guidelines required by the state and federal authorities, plus testing during start-up and commissioning.

The preferred method of sales and marketing the units will be to lease the units themselves.  This is expected to be attractive to many customers in that the initial monetary outlay is reduced.  Further, this approach affords an ongoing close relationship between the end-use customers to ensure efficient use of the system.

The lease price will be a fee for each pound of waste material destroyed by the unit.

Manufacturing Highlights

Manufacturing the Company’s Waste Disposal Units which incorporate the Jacob’s Ladder Oxidizer technology is scheduled to begin in 2010.

Item 2 – MANAGEMENT DISCUSSION AND ANALYSIS

2007 was the first year of operation for the Company, after it acquired the UTEC Corporation from Energetic Systems Inc, LLC..  In 2007,the Company was organized into three marketing units, Energetic Materials, Specialty Chemicals and Raw Materials and Hazardous Chemicals and Biological Waste Destruction.  The Company’s historical legacy business was primarily constituted by the first two marketing units and almost exclusively within the commercial explosives market.  In April, 2009 these two marketing units were sold to Energetic Systems Inc., LLC for the return of 22,500,000 shares of the Company’s common stock which was paid to ESI when UTEC, Inc purchased UTEC Corporation from ESI. These shares were returned to the treasury and cancelled July 1, 2009.

The remaining marketing unit, Hazardous Chemicals and Biological Waste Destruction has been in a development stage during the year, and has no commercial revenues.  Focus during the year has been on validation of the Jacob’s Ladder Oxidizer technology, and on the development of the Company’s Waste Destruction System, identification of potential markets, and preparation of its business plan.  This business unit will be independently staffed and structured in order to pursue commercialization of Jacob’s Ladder Oxidizer waste destruction systems during 2010.

Revenues and Expenses

 Energetic Services Inc., LLC had revenues of $1,480,875 in 2006. In 2007 UTEC, Inc had revenues of $1,365,805 from testing services and material sales. Revenues for 2008 were $2,237,601 with expenses of $2,493,411 for a loss of $255,810 before income taxes.

Revenues for 2009 will only be derived from the activities of testing and material sales through April, 2009. The balance of the year will show no revenue.

Assets

From January 2007 through April, 2009 the Company invoiced its services and products as they were provided or shipped to its customers.  The majority of its sales were to customers who are large privately held or publicly traded organizations, many of whom have been in business for a number of years.  As a consequence, the Company’s record in collecting its accounts receivable was exemplary.

For most of the years rom January 2007 through April, 2009 the Company was self-funding  drawing periodically on a credit facility provided to it by one of its shareholders. The Company will no longer have that credit facility and will have to obtain working capital through private investments made by third parties or debt instruments.

From January, 2007 through April, 2009 intangible assets consisted mainly of the Company’s portfolio of intellectual property which was the basis for the Company’s research and development and testing activities. Patents that were held by the Company are listed in the table below:

DESCRIPTION	Serial No.	Filing Date	Reg. No.	Grant Date	Status/Comments

US PATENT Explosive Compositions	06/844,459	03/26/86	4,718,954	01/12/88	EXPIRED OWNER: UTeC Corporation, L.L.C. No more maintenance fees due. Responsible Attorney: Mary M. Lee

FOREIGN PATENT CanadaContinuous Perimeter Explosive	2,341,942	03/22/01	2,341,942	05/04/04	ISSUED OWNER: UTeC Corporation, L.L.C. Corresponds to 4580-074 & 075 Annuities Due March 22. Expires 03/22/21. Foreign Associate: Ridout & Maybee Responsible Attorney (U.S.): Mary M. Lee

US PATENT Explosive Primer	08/687,861	07/26/96	5,763,816	06/09/98	ISSUED OWNER: UTeC Corporation, L.L.C. Second Maintenance Fee Due 12/09/09 Expires 07/26/16 Responsible Attorney: Mary M. Lee

US PATENT Continuous Explosive Charge Assembly and Method for Loading Same in an Elongated Cavity	09/638,131	08/11/00	6,564,686	05/20/03	ISSUED OWNER: UTeC Corporation, L.L.C. 1st Maintenance Fee Due 11/20/06 Expires 08/11/20 (PTA=0) (Continuation filed - See file no. 4580-081) Responsible Attorney: Mary M. Lee

US PATENT (Divisional) Continuous Explosive Charge Assembly and Method for Loading Same in an Elongated Cavity	10/286,322	10/31/02	6,722,251	04/20/04	ISSUED OWNER: UTeC Corporation, L.L.C. Divisional of 4580-075 1st Maintenance Fee Due 10/20/07 Expires 08/11/20 (PTA=0) Responsible Attorney: Mary M. Lee

US PATENT Alternative Use of Military Propellants as Novel Blasting Agents	08/383,526	02/03/95	5,608,184	03/04/97	ISSUED OWNER: UTeC Corporation, L.L.C. #3 Maintenance Fee Due 09/04/07 Expires 02/03/15 Possible Infringement by TPL in arbitration. (see file no. 4580-095). Responsible attorney: Mary M. Lee

US PATENT Beneficial Use of Energy-Containing Wastes	08/353,950	12/12/94	5,612,507	03/18/97
EXPIRED
CO-OWNED:  United Technologies Corp. & UTeC Corporation, L.L.C.
Expired 03-19-01 for nonpayment of first maintenance fee.
2nd maintenance fee not paid.
Responsible attorney:  UTC
Received info from UTC attorney George Romanik 07/01/05 regarding nonpayment of fees.

US PATENT Beneficial Use of Energy-Containing Wastes	08/249,328	05/26/94	5,536,897	07/16/96
EXPIRED
CO-OWNED:  United Technologies Corp. & UTeC Corporation, L.L.C.
Expired 7-17-00 for nonpayment of first maintenance fee.
2nd maintenance fee not paid.
Responsible attorney:  UTC
Received info from UTC attorney George Romanik 07/01/05 regarding nonpayment of fees.

US PATENT Development of New High Energy Blasting Products Using Demilitarized Ammonium Picrate	09/401,627	09/22/99	6,214,140	04/10/01	ISSUED OWNER: UTeC Corporation, L.L.C. #2 Maintenance Fee Due 10/10/07 Expires 09/22/19 (PTA=0) Responsible Attorney: Mary M. Lee

INTERNATIONAL PATENT Alternative Use of Military Propellants as Novel Blasting Agents	PCT/US96/01284				CLOSED Corresponds to 5,608,184. Chinese national application filed and then abandoned.

U.S. Trademark "UTEC"	78/348,387	01/06/04	3,077,482	04/04/06	REGISTERED OWNER: UTeC Corporation, L.L.C. 8&15 Due 04/04/12 Responsible Attorney: Mary M. Lee

US PATENT (Divisional) Continuous Explosive Charge Assembly and Method for Loading Same in an Elongated Cavity	10/793,294	03/04/04			PENDING OWNER: UTeC Corporation, L.L.C. Division of 4580-075 & 081 Appeal No. 2006-1396. Appeal briefing completed; awaiting decision by the Board. Responsible Attorney: Mary M. Lee

US PATENT Method of Manufacturing A Cap Sensitive Aqueous Gel Suspension Explosive			3,962,001	06/08/76	REGISTERED OWNER: UTeC (Gulf Oil Corporation) Detagel Patent - EXPIRED

US PATENT Water Resistant Extrudable Aqueous Gel Blasting Agent and Simplified Method of Manufacture	4,213,809	07/22/80	REGISTERED OWNER: UTeC (Gulf Oil Corporation) 600 Patent - EXPIRED

US PATENT Process for Manufacturing Gas Entrained Aqueous Gel Explosive	3,783,053	01/01/74	REGISTERED OWNER: UTeC (Gulf Oil Corporation) IR Slurry Patent - EXPIRED

US PATENT Method of Forming in Place a Gelled Suspension Explosive	3,676,236	07/11/72	REGISTERED OWNER: UTeC (Gulf Oil Corporation) IR Slurry Patent - EXPIRED

US PATENT Thickened Aqueous Ammonium Nitrate - Hexamethylenetetramine Explosive Containing Ammonium Perchlorate as Sensitivity Stabilizer	3,409,486	11/05/68	REGISTERED OWNER: UTeC (Gulf Oil Corporation) IR Slurry Patent - EXPIRED

US PATENT Canister for Aqueous Gel Explosive Primer	4,126,239	11/01/78	REGISTERED OWNER: UTeC (Gulf Oil Corporation) Detagel Booster Bottle Patent - EXPIRED

All of these patents were assets sold to ESI in April, 2009

Liabilities

As of September 2, 2009, the company was in violation of its licensing agreement with Ceramatec Inc. and is currently in negotiations to unwind the agreement.

Liquidity and Capital Resources

As of October 26, 2009, the company had approximately $30,000 cash on hand.  While the Company had limited liquidity, it did finish 2008 funding its operations with internally generated cash, with the exception of some short term temporary funding required during the third quarter.  To go forward with patent applications and assembly of  prototypes, we are continuing our efforts to locate a substantial investor to fund many of our waste to energy business projects.

To fund the expansion of the company’s business into the Hazardous Chemicals and Biological Waste Destruction business, the company will need to raise significant capital with debt and/or equity financing. If the company is unsuccessful in securing additional funding, the commercialization schedule for the new Waste Destruction marketing plan will be delayed.

The Company believes it will generate sufficient cash flow from private investors to cover its current business responsibilities over the next 12 months.

Item 3 – DESCRIPTION OF PROPERTIES

Until April, 2009, the Technical and Manufacturing Headquarters were located in Riverton, Kansas, on a two acre site with an office building. An Underwater Testing Lab and PRUF Plant were located on a separate six hundred and forty acre site near Hallowell, Kansas.  The Business Office was located in Norman, Oklahoma. Since April, 2009 the Company has been supplied office space at no charge by an affiliate of the company.

Item 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The owners of 5% or more of the Shares, as well as the officers and directors who own Shares as of October 26, 2009, are set forth in the following chart:

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Preferred Stock	Energetic Systems Inc., LLC(1)	20,000	47.6%
Preferred Stock	Kenneth Liebscher, Secretary/Director	20,000	47.6%
Preferred Stock	Howard Bouch, CFO/Director	Nil	0%
Preferred Stock	David Taylor, Chairman,/Director	Nil	0%
Preferred Stock	Fortunato Villamagna, CEO, Managing Director	Nil	0%
Preferred Stock	All Officers and Directors as a group of Preferred Stock	40,000	85.20%
Common Stock	The Excalibur Group A.G.	20,000,000 (1)	59.59%
Common Stock	Howard Bouch, CFO/Director	300,000 (2)	<1.0%
Common Stock	Fortunato Villamagna, CEO and Managing Director	2,000,000(3)	5.95%
Common Stock	David Taylor, Chairman of the Board, Director	Nil	0%
Common Stock	Kenneth Liebscher, Secretary/Director	Nil	0%
Common Stock	All Officers and Directors as a group of Common Stock	2,300,000	6.85%

(1)  The Excalibur Group A.G. is owned by Lionel R. Welch, 51A Dean St., Belize City, Belize C.A.

(2)  Howard Bouch and Jennie Bouch are husband and wife and own 150,000 shares each.

(3) Dr. Villamagna’s shares are held by Blackstone Management Services LLC of which Dr. Villamagna is beneficial owner.

Item 5 - DIRECTORS, OFFICERS, PROMOTERS, AND CONTROL PERSONS.

The names, ages, and respective positions of the directors, officers, and significant employees of the Company are set forth below.

Name	Position Held with the Company	Age	Date First Elected or Appointed
Fortunato Villamagna	Chief Executive Officer and Managing Director	50	January 12, 2007 to present
David Taylor	Chairman of the Board, and Director	66	January 12, 2007 to present
Kenneth Liebscher	Secretary and Director	67	July 1, 2006 to present
Howard Bouch	CFO and Director	64	January 12, 2007 to present

Fortunato Villamagna, CEO & Managing Director .

Dr. Fortunato Villamagna, age 50, has over 25 years of domestic and international experience in the specialty and bulk chemicals, capital equipment, bioenergy, aerospace and energetic materials businesses. Dr. Villamagna holds a PhD in Chemistry and MBA in Global Management, and has worked throughout North America, Europe, Australia and West Africa.  From 2002 to 2006 Dr. Villamagna served as Vice President - Business Development for American Pacific Corporation (AMPAC), a publicly listed company with divisions and subsidiaries that manufacture active pharmaceutical ingredients and registered intermediates, energetic products used primarily in space flight, aerospace and defense systems, clean fire- extinguishing agents and water treatment equipment. Dr. Villamagna joined UTEC Corporation in 2006.
Prior to 2002,  Dr. Villamagna was the Vice President Technology, Americas and Europe for Orica Inc., an Australian-owned, publicly-listed global company, and global leader in mining products and services. Prior to that Dr. Villamagna was the Director of Bulk Delivered Products for Energetic Solutions, Inc., a part of  UK based ICI Explosive Inc.

Dr. Villamgna is a Member and executive Officer of ESI, the managing director of Blackstone Management Services LLC and Red Stone Management Services LLC.

David P. Taylor, Director, Chairman of the Board.

David Taylor, age 66, has held a number of senior executive positions in the commercial explosives industry for over thirty-seven years.  During this time he has, through his privately held management companies based in Dallas, Texas and Calgary, Alberta, been both an investor and a provider of enterprise and project management services and strategic planning and implementation to entities engaged in the development, manufacture, sale and distribution of commercial explosives and construction equipment.

A businessman and graduate of the now Ryerson University in Toronto in 1964, he was the US and Canadian President and CEO of Orica Inc. (the North American subsidiaries of Australian-based Orica, a global explosives company), from 1998 to 2001, the President of ICI USA Inc. (the US arm of ICI plc’s former worldwide explosives business) from 1995 to 1998, and of several other privately-held explosives and equipment distribution companies from 1970 to 1995.  In addition, he has served on the boards of publicly traded insurance and resource companies.  Since 2002, Mr. Taylor has served as  CEO of Energetic Systems Inc., LLC., a major shareholder in  the Company, and from January, 2006 he has served on the Company’s board as a Director, and as Co-Chairman and Corporate Secretary.

Kenneth B. Liebscher, Director & Secretary.

Ken Liebscher is a 67 year old international businessman with 36 years of securities and executive management experience. Mr. Liebscher is a graduate of St. George's School, Vancouver, B.C.. and also attended the University of British Columbia. In 22 years with the world's largest dental products manufacturer, Dentsply International Inc., Mr. Liebscher held several positions culminating as the Manager of their West Coast Division, headquartered in San Francisco California. Mr. Liebscher was recruited by a major Europe based competitor, Ivoclar Liechtenstein to lead their entry into the North American market and, within two years, became Executive Vice President of Sales and Marketing and helped expand this company's sales to $300,000,000 US before retiring.

Mr. Liebscher became a director of a publicly held company called E.T.C. Industries Ltd. in 1992 and became President of its wholly owned subsidiary, THE ELECTRIC CAR COMPANY and, in 1994, led a team that developed the MI 6 prototype electric car from the ground up. Mr. Liebscher has served on the Board of Directors of Belmont Resources Inc., listed on the TSX Venture Exchange (BEA.V) from 1992 to the present and serves on the Board of NanoTech Technologies Inc (OTC-BB NTEK).

Howard Bouch, CFO/ Director

Howard Bouch, age 64, is a Private Practice Chartered Accountant with over 36 years of Public and Private international experience. Mr. Bouch originally qualified as a Chartered Accountant (English and Wales Institute) in 1968. Mr. Bouch joined Deloitte & Co, Lusaka, Zambia from 1970 - 1972. Mr. Bouch joined Anglo American Corp, Zambia working as Head Office Chief Accountant for Nchanga Consolidated Copper Mines (world's 2nd largest) from 1972 - 1976. In 1976 Mr. Bouch returned to the UK and joined Babcock and Wilcox, Engineers, Nottinghamshire, England as Chief Accountant for one of their subsidiaries. Mr. Bouch was Chief Accountant of a private building firm in Cumbria, England from 1978 - 1984.  In 1984 Mr. Howard Bouch established a Private Practice as a Chartered Accountant and continues to provide professional services to Cumbrian firms to the present. Mr. Bouch is a Director of Viavid Broadcasting Inc., a fully reporting, US Public Company, trading on the Pink Sheets under the symbol VVDB.

The Officers and Directors have not been involved in legal proceedings that impair their ability to perform their duties as Officers and Directors.  Dr. Villamagna is the only director that will be actively providing management services to the Company and being compensated.

Code of Ethics

Effective April 1, 2008, our company's Board of Directors adopted a Code of Business Conduct and Ethics that applies to, among other persons, our company's CEO,, CFO and secretary (being our principal executive officer, principal financial officer and principal accounting officer), as well as persons performing similar functions. As adopted, our Code of Business Conduct and Ethics sets forth written standards that are designed to deter wrongdoing and to promote:

1.	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

2.
full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications made by us;

3.	compliance with applicable governmental laws, rules and regulations;

4.	the prompt internal reporting of violations of the Code of Business Conduct and Ethics to an appropriate person or persons identified in the Code of Business Conduct and Ethics; and

5.
accountability for adherence to the Code of Business Conduct and Ethics. Our Code of Business Conduct and Ethics requires, among other things, that all of our company's Senior Officers commit to timely, accurate and consistent disclosure of information; that they maintain confidential information; and that they act with honesty and integrity.

In addition, our Code of Business Conduct and Ethics emphasizes that all employees, and particularly Senior Officers, have a responsibility for maintaining financial integrity within our company, consistent with generally accepted accounting principles, and federal and state securities laws. Any Senior Officer who becomes aware of any incidents involving financial or accounting manipulation or other irregularities, whether by witnessing the incident or being told of it, must report it to our company. Any failure to report such inappropriate or irregular conduct of others is to be treated as a severe disciplinary matter. It is against our company policy to retaliate against any individual who reports in good faith the violation or potential violation of our company's Code of Business Conduct and Ethics by another.

Our Code of Business Conduct and Ethics was filed with the Securities and Exchange Commission on May 15, 2008 as an Exhibit to our Form10.. We will provide a copy of the Code of Business Conduct and Ethics to any person without charge, upon request. Requests can be sent to: UTEC, Inc, 7230 Indian Creek Ln., Ste 201, Las Vegas, NV 89149

Item 6 - EXECUTIVE COMPENSATION.

Officers and Directors

Directors

Name and principal position	Yr	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total
Dr. Fortunato Villamagna	08 07 06	0 0 0	0 0 0	0 0 0	1,000,000 @ $0.01(2)	0 0 0	$10,000 0 0	$40,000 $40,000 0	$50,000 $40,000(1) 0
David Taylor	08 07	0 0	0 0	0 0	1,000,000 @ $0.01(2)	0 0	$10,000 0	0 0	$10,000 0
Kenneth Liebscher	08 07	0 0	0 0	0 0	1,000,000 @ $0.01(2)	0 0	$10,000 0	0 0	$10,000 0
Howard Bouch	08 07	0 0	0 0	0 0	1,000,000 @ $0.01(2)	0 0	$10,000 0	0 0	$10,000 0

(1)  Dr. Fortunato Villamagna’s management company, Red Stone Management Services LLC., is entitled to $40,000 per year pursuant to a management contract, but has deferred receiving this amount until a later date.
(2) Dr. Fortunato Villamagna, Kenneth Liebscher, David Taylor and Howard Bouch were granted options on 1,000,000 common shares at $0.01 for a period of 10 years.

OPTIONS

The Company has adopted a non-qualified stock option plan attached as an exhibit to this filing.  On May 1, 2009, the company granted non-qualified option to employees, Directors and Consultants. The following chart lists those options granted to Directors, Officers and Affiliates.

Name	Number of securities underlying unexercised options (#) exercisable	Option exercise price ($)	Option expiration date
Suresh Subramanian, Consultant	250,000	$0.01	5/1/2019
Curt Stafford, Consultant	250,000	$0.01	5/1/2019
Dr. Fortunato Villamagna,, CEO/Director	1,000,000	$0.01	5/1/2019
David Taylor, Chair/Director	1,000,000	$0.01	5/1/2019
Ken Liebscher, Secretary Director	1,000,000	$0.01	5/1/2019
Howard Bouch, Director	1,000,000	$0.01	5/1/2019
Banda Trupa LLC (1)	150,000	$0.01	5/1/2019

(1)Banda Trupa LLC is owned by Brent Gerwerter of Las Vegas, NV.

There are no annuity, pension or retirement benefits proposed to be paid to officers, directors, or employees of the corporation in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the corporation or any of its subsidiaries.

Item 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Other than as set forth in this Item 7, there are no relationships, transactions, or proposed transactions to which the registrant was or is to be a party, in which any of the named persons set forth in Item 404 of Regulation SK had or is to have a direct or indirect material interest.

As indicated under Description of Business, the Company, on January 10, 2007, entered into a purchase agreement with Energetic Systems Inc., LLC. to purchase 100% of the shares of UTEC Corporation.  Fortunato Villamagna, Director and CEO of the Company and David P. Taylor, Director, Co-Chairman and Secretary of the Company, are members of the Board of Executive Officers of Energetic Systems Inc., LLC., and together hold controlling equity interests in the holding companies that own Energetic Systems Inc., LLC.  Under the terms of the purchase agreement, Energetic Systems Inc. LLC. was paid 22,500,000 Common Shares and 20,000 Preferred Shares of the Company.

On April 27, 2009 the Company divested itself of the Technical and Manufacturing aspects of its business by selling the legacy business and assets of UTEC Corporation back to Energetic Systems Inc. LLC for the selling price of the 22,500,000 common shares that were initially issued for the purchase of UTEC Corporation in January, 2007. This was not an arms-length transaction as Energetic Systems Inc., LLC (ESI) and UTEC, Inc had common directors Dr. Villamagna and David Taylor. The 22,500,000 common shares of the Company were cancelled July 1, 2009 and returned to treasury.

On June 1, 2009 the Company entered into a management agreement with Fortunato Villamagna to provide management services as CEO wherein he shall be entitled to an annual salary and bonus to a maximum of $300,000.00 per annum. The salary and bonus shall be calculated as follows:

a. An annual salary payment of $200,000, payable in monthly installments in arrears and,
b. A bonus of 50% of the annual pre-tax earnings before depreciation and amortization as set forth in the Company's annual audited financial statements, subject to a maximum payment of $100,000 in anyone year.

Dr. Villamagna is now the only full time employee of the Company

On October 1, 2009 the Company entered into an agreement to purchase all the outstanding shares of C2R Energy Commodities Corp. (“C2R”) in exchange for 4.093,000 common shares of the company’s par value $0.001 stock.  This was also not an arms length transaction as the two companies had a common director, Dr. Villamagna and a common affiliate, Howard Bouch. The two affiliates abstained from voting on this purchase.

        On January 11, 2007, the Company entered into an agreement with Red Stone Management Services, a company owned by Dr. Fortunato Villamagna, for the services of Dr. Villamagna as CEO of the Corporation.  Payments to Red Stone under this agreement are based on time actually spent on the business of the Company by Dr. Villamagna, subject to a minimum annual fee of $40,000.  During the twelve months ended December 31, 2007 and December 31, 2008 the Company has incurred management fee expenses of $40,000 per year pursuant to this agreement, all of which is included in Accounts Payable to Related Parties, at December 31, 2007 and December 31, 2008. On June 1, 2009 this agreement was replaced with an employment agreement with Dr. Villamagna wherein he would be compensated up to $300,000 per year.

From time to time the Company enters into arrangements for the provision of services from one or more of its Directors, or companies in which its Directors have a financial interest.

Advances from Energetic Systems Inc., LLC

Energetic Systems, Inc., LLC. (ESI) which owned approximately 42% of the restricted common shares of the Company, prior to the asset sale back to ESI on April 27, 2009 and owns 100% of the predecessor company, UTEC Corporation, LLC. that contributed its assets to form UTEC Corporation, is the processor of a credit facility of up to $200,000 from UTeC.  There are no amounts owing on that facility at the end of December 31, 2008. During the twelve months ended December 31, 2007, the maximum amount advanced under the line of credit was $181,998.  Interest expense paid on the line of credit was $5,790 during the twelve months ended December 31, 2007.   Advances from ESI were secured by the accounts receivable of the Company, and bore interest at commercial rates.

The accounting office of the Company and its subsidiary UTEC Corporation, reside in Norman, Oklahoma and also serve as the accounting office and headquarters for Energetic Systems, Inc. LLC. For the twelve months ended December 31, 2008 and 2007, ESI charged the Company $48,366 and $65,020 respectively for such services, all of which is payable at within thirty days of the invoice date.

The company has chosen to adopt NASD's definition of independent director.   Under such definition, Howard Bouch qualifies as an independent director.

Item 8 - DESCRIPTION OF SECURITIES TO BE REGISTERED

General Description.

The Articles of Incorporation authorize the issuance of 74,000,000 shares of common stock, with a par value of $0.001 and 1,000,000 shares of preferred stock. The holders of the common shares: (a) have equal ratable rights to dividends from funds legally available therefore, when, as, and if declared by the Board of Directors of the Company; (b) are entitled to share ratably in all of the assets of the Company available for distribution upon winding up of the affairs of the Company; (c) do not have preemptive subscription or conversion rights and there are no redemption or sinking fund applicable thereto; and (d) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders. These securities do not have any of the following rights: (a) cumulative or special voting rights; (b) preemptive rights to purchase in new issues of Shares; (c) preference as to dividends or interest; (d) preference upon liquidation; or (e) any other special rights or preferences.  In addition, the Shares are not convertible into any other security.  There are no restrictions on dividends under any loan other financing arrangements or otherwise. See a copy of the Articles of Incorporation, and an amendment thereto, and Bylaws of the Company, attached as Exhibit 3.1, Exhibit 3.2, and Exhibit 3.3, respectively, to this Form 10.

As of the date of this Form 10, the Company had 33,561,159 shares of common stock outstanding.

The Articles of Incorporation authorize the issuance of 1,000,000 shares of Preferred stock, with a par value of $0.001. The holders of these Shares carry a conversion of two common shares of the Company for each preferred share surrendered and voting rights of 2,500 votes per share. As of the date of this Form 10, the Company had 42,013 preferred shares outstanding.

Non-Cumulative Voting.

The holders of Shares of Common Stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding Shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining Shares will not be able to elect any of the Company’s directors.

Dividends.

The Company does not currently intend to pay cash dividends. The Company’s proposed dividend policy is to make distributions of its revenues to its stockholders when the Company’s Board of Directors deems such distributions appropriate. Because the Company does not intend to make cash distributions, potential shareholders would need to sell their shares to realize a return on their investment. There can be no assurances of the projected values of the shares, nor can there be any guarantees of the success of the Company.

A distribution of revenues will be made only when, in the judgment of the Company’s Board of Directors, it is in the best interest of the Company’s stockholders to do so. The Board of Directors will review, among other things, the investment quality and marketability of the securities considered for distribution; the impact of a distribution of the investee’s securities on its customers, joint venture associates, management contracts, other investors, financial institutions, and the company’s internal management, plus the tax consequences and the market effects of an initial or broader distribution of such securities.

Possible Anti-Takeover Effects of Authorized but Un-issued Stock.

The Company’s authorized but un-issued capital stock consists of 40, 438,841 Shares of common stock and 957,987 shares of preferred stock. One effect of the existence of authorized but un-issued capital stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby to protect the continuity of the Company’s management. If, in the due exercise of its fiduciary obligations, for example, the Board of Directors were to determine that a takeover proposal was not in the Company’s best interests, such shares could be issued by the Board of Directors without stockholder approval in one or more private placements or other transactions that might prevent, or render more difficult or costly, completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover.

Transfer Agent

The Company has engaged the services of Island Stock Transfer Co., 100 2nd Ave S., Ste 104N, St. Petersburg, FL  33701to act as transfer agent and registrar.

PART II

Item 1 - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

The Company has not paid any cash dividends on its Common Stock since its incorporation and anticipates that, for the foreseeable future, earnings, if any, will continue to be retained for use in its business.

As of September 30, 2009 the number of common shares of the company Issued and Outstanding were 33,561,159 issued to 62 shareholders. The number of preferred shares Issued and Outstanding were 42,013 issued to 21 shareholders.

The Company’s common stock currently trades on the Pink Sheets (www.pinksheets.com) under the symbol UTEI.  The following chart shows the high and low price for each quarter over the past 2 years.

Quarter	High	Low
2009 3rd Quarter	$0.20	$0.06
2009 2nd Quarter	$0.35	$0.20
2009 1st Quarter	$0.45	$0.25
2008 4th Quarter	$0.69	$0.40
2008 3rd Quarter	$0.85	$0.30
2008 2nd Quarter	$0.72	$0.45
2008 1st Quarter	$0.80	$0.37
2007 4th Quarter	$0.61	$0.25

The Company’s common stock is traded on the Pink Sheets over the counter market system, and we have relied on Market Pricing from its quotation.

Item 2 - LEGAL PROCEEDINGS.

The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

Item 3 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

During the second quarter of 2009 the independent accountant for the Company was Cole & Reed P.C., Oklahoma City OK. This firm was engaged on or about September 1, 2006.   Upon the sale of the Company’s legacy business and assets to ESI, Cole & Reed resigned from being UTEC Inc’s accountant and continued to provide independent accounting services to ESI. The second  quarter financials of the Company were reviewed by Moore & Associates of Las Vegas NV and on or about August 15, 2009 we received word that Moore & Associates  would be discontinuing his auditing services to public companies and tendered his resignation The Company has engaged Sadler, Jones and Associates,  LLC, of Roy UT, as their independent auditors. There are not and have not been any disagreements between the company and its accounts on any matter of accounting principles, practices or financial statement disclosure.

Item 4 - RECENT SALES OF UNREGISTERED SECURITIES

On January 10, 2007, the Company purchased certain assets of Energetic Systems Inc., LLC., of Norman, Oklahoma, USA.  Under the terms of the Purchase Agreement, Energetic Systems Inc., LLC was issued 22,500,000 Common Shares, and was issued 20,000 preferred shares of the Company.  These unregistered shares were issued under section 4(2) of the Securities Act of 1933 as they were transactions by an issuer not involving any public offering.  The 22,500,000 common shares were returned to treasury and cancelled when the certain assets of ESI were returned to ESI.

On January 10, 2007, the Company issued 2,500,000 and 25,000 of its common shares to Stephen Pickett and Moshe Zefrani respectively for Finders Fees. These unregistered shares were issued under section 4(2) of the Securities Act of 1933 as they were transactions by an issuer not involving any public offering.

On February 26, 2007, the Company issued 1,914,000 of its $.001 par value common shares by way of options to Officers, Directors, and key employees of the Company that can be sold eighteen months after the issuance. Subsequent to December 31, 2007, these shares were cancelled and replaced by a non-qualified option to the same Officers, Directors and key employees for the same number of shares. These unregistered shares were issued under section 4(2) of the Securities Act of 1933 as they were transactions by an issuer not involving any public offering.

On March 7, 2007, the Company entered into an agreement with Ceramatec, Inc., a Utah Corporation, having its primary place of business located at 2425 South 900 West, Salt Lake City, UT 84119 wherein the Company obtained a world-wide, exclusive, royalty-free license to utilize Ceramatec’s Glyd-Arc Plasma Oxidizer technology for the total and complete destruction of solid and liquid hazardous chemicals and biological waste. This agreement was cancelled for non-performance by Ceramatec, Inc..  The Company issued 850,000 of its $.001 par value common shares to Ceramatec that Ceramatec may sell starting two years from the date of the agreement.  These unregistered shares were issued under section 4(2) of the Securities Act of 1933 as they were transactions by an issuer not involving any public offering.  The Company has received assurances that the 765,000 shares still held by Ceramatec issued under this agreement will be returned to treasury.

On August 29, 2007, entered into an agreement with Princeton Research of Nevada, Inc., 3887 Pacific Street, Las Vegas, NV 89121 wherein Princeton was to provide media consulting services to the Company and the Company issued 50,000 shares of its $.001 par value common shares as compensation.  These unregistered shares were issued under section 4(2) of the Securities Act of 1933 as they were transactions by an issuer not involving any public offering.

On October 1, 2009 the Company purchased 100% of the outstanding shares of C2R Energy Commodities Inc for the issuance of 4,093,000 of the Company’s $0.001 par value common shares. These unregistered share were issued under section 4(2) of the Securities Act of 1933 as they were transactions by an issuer not involving any public offering.

Item 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS.

No director of the Company will have personal liability to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director involving any act or omission of any such director since provisions have been made in the Articles of Incorporation limiting such liability.  The foregoing provisions shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or, which involve intentional misconduct or a knowing violation of law, (iii) under applicable Sections of the Nevada Revised Statutes, (iv) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes or, (v) for any transaction from which the director derived an improper personal benefit.

The By-laws provide for indemnification of the directors, officers, and employees of the Company in most cases for any liability suffered by them or arising out of their activities as directors, officers, and employees of the Company if they were not engaged in willful misfeasance or malfeasance in the performance of his or her duties; provided that in the event of a settlement the indemnification will apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.  The Bylaws, therefore, limit the liability of directors to the maximum extent permitted by Nevada law (Section 78.751).

The officers and directors of the Company are accountable to the Company as fiduciaries, which means they are required to exercise good faith and fairness in all dealings affecting the Company.   In the event that a shareholder believes the officers and/or directors have violated their fiduciary duties to the Company, the shareholder may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce the shareholder’s rights, including rights under certain federal and state securities laws and regulations to recover damages from and require an accounting by management..  Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.

PART F/S

Item 1 - FINANCIAL STATEMENTS AND EXHIBITS

An audited Report and Financial Statement, as of December 31, 2008, and interim financial statements for the period ended March 31, 2009 and June 30, 2009 are set forth in Exhibit 99.1 to this Form 10.

PART III

Item 1 – Index to Exhibits

The following documents are attached as exhibits hereto:

Exhibit No.	Document	Location
2.1	Acquisition Agreement	Previously filed*
2.2	ESI Sale Agreement	Attached
2.3	Acquisition Agreement	Attached
3.1	Articles of Incorporation	Previously filed*
3.2	Articles of Amendment – Allwest	Previously filed*
3.3	Articles of Amendment – Lyons Capital	Previously filed*
3.4	Articles of Amendment – UTEC	Previously filed*
3.5	Articles of Amendment – Share Increase	Previously filed**
3.6	Bylaws	Previously filed* (As Exhibit 3.5)
10.1	License and Supply Agreement	Previously filed*
10.2	Stock Option Plan	Previously filed*
10.3	CEO and Management Agreement	Previously filed**
10.4	Technical Services and Testing Agreement	Previously filed**
10.5	BAT Agreement	Attached
10.6	CEO Compensation Agreement	Attached
10.7	PR Agreement	Attached
10.8	Technical Services and Testing Agreement	Attached
10.9	Cancelation Notice	Attached
14.1	Code of Business Conduct and Ethics	Previously filed*
23.1	Consent of Independent Registered Public Accounting Firm	Attached

*Previously filed on May 14, 2008 as exhibits to Form 10-12G.
** Previously filed on August 29, 2008 as exhibits to Form 10-12G/A

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

UTEC, Inc.

Date: October 26, 2009
By: /s/ Fortunato Villagamgn
Fortunato Villamagna, Director & CEO

UTEC, INC.
Consolidated Financial Statements
June 30, 2009 and December 31, 2008

UTEC, INC.
Consolidated Balance Sheets

ASSETS

	June 30,	December 31,
	2009	2008
	(Unaudited)
CURRENT ASSETS

Cash and cash equivalents	$-	$-
Accounts receivables	-	-
Inventory	-	-
Prepaid Expenses	-	-

Total Current Assets	-	-

PROPERTY, PLANT AND EQUIPMENT, NET	328,013	328,013

OTHER ASSETS

Intangible assets, net	61,394	61,576
Property, Plant and Equipment	-	-
Deferred tax asset, net	-	-

Total Other Assets	61,394	61,576

ASSETS FROM DISCONTINUED OPERATIONS, NET	-	1,633,930

TOTAL ASSETS	$389,407	$2,023,519

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

Accounts payable and accrued liabilities	$366,556	$346,196
Accounts payable to related parties	40,000	-

Total Current Liabilities	406,556	346,196

TOTAL LIABILITIES	406,556	346,196

STOCKHOLDERS' EQUITY (DEFICIT)

Preferred stock - 1,000,000 authorized, $0.001 par value;
42,013 and 42,013 issued and outstanding, respectively	42	42
Common stock - 74,000,000 authorized, $0.001 par value;
29,468,159 and 51,968,159 issued and outstanding, respectively	29,468	51,968
Treasury Stock	-	-
Additional paid-in capital	2,238,215	2,149,515
Accumulated deficit	(2,284,874)	(524,202)

Total Stockholders' Equity (Deficit)	(17,149)	1,677,323

TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY (DEFICIT)	$389,407	$2,023,519

The accompanying condensed notes are an integral part of these financial statements.

UTEC, INC.
Consolidated Statements of Operations
(Unaudited)

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008

REVENUES	$-	$-	$-	$-
COST OF SALES	-	-	-	-
GROSS MARGIN	-	-	-	-

OPERATING EXPENSES

General and administrative	39,596	19,823	84,828	62,407
Selling expense	-	-	-	-
Research and development	-	-	-	-

Total Operating Expenses	39,596	19,823	84,828	62,407

INCOME (LOSS) FROM OPERATIONS	(39,596)	(19,823)	(84,828)	(62,407)

OTHER INCOME AND (EXPENSE)

Interest expense	-	-	-	-

LOSS BEFORE TAXES	(39,596)	(19,823)	(84,828)	(62,407)

Provision for income taxes	(86,700)	-	(170,800)	-

NET LOSS FROM CONTINUING OPERATIONS	(126,296)	(19,823)	(255,628)	(62,407)

Income (loss) from discontinued operations	(33,950)	(139,355)	225,698	(33,492)
Loss on disposal of discontinued operations	(1,730,742)	-	(1,730,742)	-

Total loss from discontinued operations, net	(1,764,692)	(139,355)	(1,505,044)	(33,492)

NET LOSS	$(1,890,988)	$(159,178)	$(1,760,672)	$(95,899)

BASIC LOSS PER SHARE FROM CONTINUING OPERATIONS	$(0.01)	$(0.00)	$(0.01)	$(0.00)
BASIC LOSS PER SHARE FROM DISCONTINUED OPERATIONS	$(0.04)	$(0.00)	$(0.03)	$(0.00)
TOTAL BASIC LOSS PER SHARE	$(0.05)	$(0.00)	$(0.04)	$(0.00)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING	40,718,159	51,968,159	44,468,159	52,826,939

The accompanying condensed notes are an integral part of these financials statements.

UTEC, INC.
Consolidated Statements of Stockholders' Equity (Deficit)

					Additional
	Preferred Stock		Common Stock		Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance, December 31, 2006	22,013	$22	25,917,159	$25,917	$-	$(33,951)	$(8,012)

Common stock issued for acquisition
at $0.08 per share	-	-	22,500,000	22,500	1,879,439	-	1,901,939

Common shares issued for finders
fee at $0.001 per share	-	-	2,525,000	2,525	-	-	2,525

Preferred shares issued for acquisition
at $0.001 per share	20,000	20	-	-	-	-	20

Common stock issued pursuant to employment
stock grants at $0.06 per share	-	-	1,914,000	1,914	105,487	-	107,401

Common shares issued for intangible assets
at $0.08 per share	-	-	850,000	850	70,750	-	71,600

Common shares issued for services
at $0.45 per share	-	-	50,000	50	22,450	-	22,500

Capital contribution by shareholder	-	-	-	-	38,250	-	38,250

Net loss for the year ended
December 31, 2007	-	-	-	-	-	(285,341)	(285,341)

Balance, December 31, 2007	42,013	$42	53,756,159	$53,756	$2,116,376	$(319,292)	$1,850,882

Cancelled share issued pursuant to
employee stock grants	-	-	(1,898,000)	(1,898)	(105,485)	-	(107,383)

Common stock issued for cash
at $0.38 per share	-	-	110,000	110	41,874	-	41,984

Option expense pursuant to employee
option plan	-	-	-	-	96,750	-	96,750

Net loss for the year ended
December 31, 2008	-	-	-	-	-	(204,910)	(204,910)

Balance, December 31, 2008	42,013	42	51,968,159	51,968	2,149,515	(524,202)	1,677,323

Option expense pursuant to employee
option plan (unaudited)	-	-	-	-	66,200	-	66,200

Operational segment sold in exchange
for common stock (unaudited)	-	-	(22,500,000)	(22,500)	22,500	-	-

Net loss for the six months ended
June 30, 2009 (unaudited)	-	-	-	-	-	(1,760,672)	(1,760,672)

Balance, June 30, 2009 (unaudited)	42,013	$42	29,468,159	$29,468	$2,238,215	$(2,284,874)	$(17,149)

The accompanying condensed notes are an integral part of these financials statements.

UTEC, INC.
Consolidated Statements of Cash Flows
(Unaudited)

For the Six Months Ended
June 30,
	2009	2008
OPERATING ACTIVITIES

Net loss	$(1,760,672)	$(95,899)
Adjustments to Reconcile Net Loss to Net
Cash Used by Operating Activities:
Depreciation	-	-
Amortization of intangibles	10,356	-
Employee option grants issued	66,200	-
Employee stock grants issued	-	-
Employee stock grants canceled	-	(33,151)
Deferred tax benefit	-	-
Loss from discontinued operations	1,623,756	(32,794)
Changes in operating assets and liabilities:
Accounts receivable	-	-
Inventories	-	-
Prepaid expenses	-	-
Accounts payable to related parties	40,000	-
Accounts payable and accrued liabilities	20,360	161,844

Net Cash Used in Operating Activities	-	-

INVESTING ACTIVITIES	-	-

Purchase of fixed assets/asset construction	-	-
Disposal of fixed assets/asset construction	-	-
Purchase of intangible assets	-	-
Disposal of intangible assets	-	-
Asset construction in progress	-	-
Cash in UTEC Corporation when contributed to UTEC Inc	-	-

Net Cash Used in Investing Activities

FINANCING ACTIVITIES

Proceeds from line-of-credit from related party	-	-
Repayment on line-of-credit to related party	-	-
Proceeds from sale of preferred stock	-	-
Proceeds from common stock	-	-

Net Cash Provided by Financing Activities	-	-

NET DECREASE IN CASH	-	-
CASH AT BEGINNING OF PERIOD	-	-

CASH AT END OF PERIOD	$-	$-

SUPPLEMENTAL DISCLOSURES OF
CASH FLOW INFORMATION

CASH PAID FOR:
Income taxes paid	$-	$-
Interest paid	-	-

NON CASH FINANCING ACTIVITIES
None

The accompanying condensed notes are an integral part of these financials statements.

UTEC, INC.
Condensed Notes to Consolidated Financial Statements
June 30, 2009 and December 31, 2008

NOTE 1:  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Business activity
UTEC INC., formerly Lyon Capital Venture Corp., is a Nevada corporation organized on November 8, 1993 as a “For Profit” corporation for the purpose of engaging in any lawful activity.  The Company was in the development stage through December 31, 2006.  The year ended December 31, 2007, is the first year during which the Company is considered an operating company and was no longer considered in a development stage.  On January 10, 2007, the Company purchased 100% of the shares of UTEC Corporation, Inc for a total consideration of 22,500,000 of the Company’s par value $0.001 common shares and 20,000 of the Company’s par value $0.001 preferred shares.  The Company also issued 2,525,000 common shares in finder’s fees. In April of 2009, the Company sold its assets and liabilities of the wholly owned subsidiary, UTEC Corp, to Energetic Systems Inc., LLC  for the sum of 22,500,000 common shares of the Company which were returned to the treasury July 1, 2009

The Company’s business is to offer state of the art testing and analysis to clients worldwide.  The Company is a leader in commercial explosives technology, including development, analysis, testing and manufacturing.

The Company operates a chemical research and development laboratory near Riverton, Kansas, which specializes in commercial explosives development and analysis. The Company also operates a destructive test facility near Hallowell, Kansas, which specializes in determining the detonating characteristics of commercial explosives.

In 2007, the Company licensed technology covering the use of cold plasma oxidizer technology for the destruction of solid and liquid hazardous chemicals and biologicals.  During 2007 and 2008, the Company worked to validate the technology and prepare a business plan for its commercialization.

In April 2009, the Company divested its commercial explosives development, analysis, testing and manufacturing business (“Legacy Business”) to eliminate the need to inject new capital into the Company to support this business, and concentrate on raising the funds necessary to commercialize its hazardous waste destruction business in exchange for 22,500,000 shares of its common stock.

b)  Unaudited Consolidated Financial Statements
The accompanying financial statements have been prepared by the Company without audit.  In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at June 30, 2009 and for all periods presented have been made.

NOTE 1:  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING  POLICIES (CONTINUED)

b)  Consolidated Financial Statements (continued)
Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company's December 31, 2008 audited financial statements.  The results of operations for the period ended June 30, 2009 and 2008 are not necessarily indicative of the operating results for the full year.

c)  New Accounting Pronouncements
In May 2009, the FASB issued FAS 165, “Subsequent Events”.  This pronouncement establishes standards for accounting for and disclosing subsequent events (events which occur after the balance sheet date but before financial statements are issued or are available to be issued). FAS 165 requires and entity to disclose the date subsequent events were evaluated and whether that evaluation took place on the date financial statements were issued or were available to be issued. It is effective for interim and annual periods ending after June 15, 2009. The adoption of  FAS 165 did not have a material impact on the Company’s financial condition or results of operation.

In June 2009, the FASB issued FAS 166, “Accounting for Transfers of Financial Assets” an amendment of FAS 140. FAS 140 is intended to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets: the effects of a transfer on its financial position, financial performance , and cash flows: and a transferor’s continuing involvement, if any, in transferred financial assets. This statement must be applied as of the beginning of each reporting entity’s  first annual reporting period that begins after November 15,  2009. The Company does not expect the adoption of  FAS 166 to have an impact on the Company’s results of operations, financial condition or cash flows.

In June 2009, the FASB issued FAS 167, “Amendments to FASB Interpretation No. 46(R) ”. FAS 167 is intended to (1) address the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, as a result of the elimination of the qualifying special-purpose entity concept in FAS 166, and (2) constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provided timely and useful information about an enterprise’s involvement in a variable interest entity. This statement must be applied as of the beginning of each reporting entity’s  first annual reporting period that begins after November 15,  2009. The Company does not expect the adoption of  FAS 167 to have an impact on the Company’s results of operations, financial condition or cash flows.

In June 2009, the FASB issued FAS 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”. FAS 168 will become the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. This statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009.The Company does not expect the adoption of  FAS 168 to have an impact on the Company’s results of operations, financial condition or cash flows.

NOTE 2:  GOING CONCERN ASSUMPTION

The Company’s group of activities consists solely of UTEC Corporation.  The legacy activities of UTEC Corporation have not been sufficient to fund development and commercialization of the waste destruction business and consequently, for the past several months, the Directors and Management of UTEC, Inc. have been exploring various means to continue the growth of the business and fund the final development and commercialization of the waste destruction technology licensed from Ceramatec, Inc. in early 2007.

A decision was made to sell the legacy business to Energetic Systems, Inc., LLC., and retain within the UTEC consolidated group the Ceramatec license and waste destruction assets developed over the past two years.  This will minimize the immediate cash requirements of the company.  The sale was completed on April 26, 2009, effective as of April 1, 2009.  UTEC, Inc. and its wholly owned subsidiary UTEC Corporation will continue as public companies, retaining the assets of the waste destruction business.

Following the sale, the companies do not have any significant operations to fund, but do have some liabilities related to the purchase and development of the waste destruction units that need to be satisfied within a few months of the sale of the legacy business in order to continue as a going concern.  In addition, UTEC Inc. needs to link up with a financial partner capable of funding the business plan for the waste destruction business.  Management believes this can be accomplished and has considering various options to acquire this funding, but has not yet entered into an agreement to do so.

UTEC, INC.
Condensed Notes to Consolidated Financial Statements
June 30, 2009 and December 31, 2008

NOTE 3:  INTANGIBLE ASSETS

Intangible assets consist of the following at June 30, 2009 and December 31, 2008:

	2009	2008
	(unaudited)

Patent rights	$71,750	$71,750
Accumulated amortization	(10,356)	(10,174)
	$61,394	$61,576

The Patent rights are based upon the contractual agreement between the Company and Ceramatec, as described in Note 4.  The Company is amortizing these Patent rights over 17 years.

2009	$4,200
2010	4,200
2011	4,200
2012	4,200
2013	4,200

NOTE 4: CONTRACTUAL OBLIGATIONS

Ceramatec, Inc.
Effective February 1, 2007, the company entered into a License and Supply Agreement with Ceramatec, Inc. of Salt Lake City, Utah (“License”) for a world wide exclusive royalty-free license to practice Cermatec’s Gild Arc Plasma Oxidizer technology for the destruction of solid and liquid hazardous chemicals and biologicals.  The agreement continues to the full end of the term or terms for which patent rights held by Ceramatec and related to the technology have not expired.

In connection with the agreement, the Company granted 850,000 shares of its Common Stock to Ceramatec.  Subject to any Securities and Exchange Commission regulations, Ceramatec may sell its stock starting two years from the Effective Date of the agreement. The Ceramatec agreement provided for (i) a license to the technology, (ii) support with the technology and (iii) a supply agreement with Ceramatec in exchange for the shares provided.

The shares to Ceramatec were provided for item (i), the license. The support and supply agreement (ii & iii) were included in the supply agreement and payments made to Ceramatec to purchase the equipment and units specified in the agreement.

The restricted stock given in exchange for the exclusive licensing agreement with Ceramatec was valued at $0.0842 per share.  This value was adopted from the calculation of the value of the restricted shares given in exchange for the acquired company, Utec Corporation.  The agreement with Ceramatec is dated February 1, 2007 within three weeks of the day UTEC Corporation was acquired.  Although the market price at the close of business on February 1, 2007 was $0.52 per share a true trading market for the stock had not been established during that brief period and Management believed a more accurate fair value was represented by the value established in the acquisition of Utec Corporation.  The Company has accounted for its share-based payments in accordance with SFAS 123(R), “Share Based Payments”, and EITF Issue 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”.

If Ceramatec is not able to sell its stock granted under this agreement for at least $700,000 within the first two years after it is allowed to sell its stock under this agreement, then any license granted under this agreement shall become non-exclusive. Ceramatec agreed to pay a finders fees of 85,000 shares to a third party in connection with this agreement. On

The Company is amortizing the asset over seventeen (17) years, which is the estimated remaining life of the patents to which the Company has exclusivity rights.  See Note 5.

During the term of the License, the company is obligated to purchase plasma oxidizer units from Ceramatec in order to maintain exclusivity under the license agreement. The company’s minimum obligations under this purchase arrangement are $100,000 in 2008, $200,000 in 2009 and $600,000 for each remaining year of the agreement. If the minimum purchase requirement is not met for any year, the license grant of this agreement shall automatically convert from exclusive to nonexclusive for the remainder of the term of the agreement.

The License includes a provision that entitles the Company to any improvements to the technology, whether patentable or not, without further cost to the Company.

September 2, 2009 Ceramatec issued a termination notice of the license to the Company for non-performance in the minimum purchase requirement.  Ceramatec has acknowledged that the 765,000 unsold shares issued for the license will be returned to the Company.

As of June 30, 2009, the Company had not made any purchases from Ceramatec against the minimum obligations for 2009, and the Company owed Ceramatec $111,457 with respect to purchases during 2008 which is included in accounts payable and accrued liabilities.

NOTE 5:  EMPLOYEE STOCK PLAN

Effective March 26, 2008 the restricted shares issued pursuant to the Employee Stock Ownership Plan dated January 11, 2007 were cancelled in their entirety, except for 16,000 which were misplaced by the employee and will be cancelled in a timely manner.  The Plan has since been rescinded.

In its place each employee signed an Employee Stock Option Plan dated March 26, 2008. The plan contains no provision for vesting and each employee may exercise their rights to purchase shares at the strike price of $0.25 on the plan date.  The unexercised options terminate at the end of five years or upon the employee being terminated from the Company whichever is earlier.

The fair value of each option award is estimated on the date of grant using a Black-Scholes valuation model that uses the assumptions noted in the following table. Expected volatilities are based on implied volatilities from traded options on the Company’s stock in addition to other publicly traded companies stock within the market segment of industrial waste management. This is due primarily to the fact that The Company does not have enough history to properly ascertain the volatility rate. The expected term of options granted is also estimated since the company does not have a history of granting stock rights and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the Libor rate in effect at the time of grant.

FYE 2008
Expected volatility	71.44%
Expected dividends	0.00
Expected term (in years)	3.5
Risk-free rate	2.67%

UTEC, INC.
Notes to Consolidated Financial Statements
June 30, 2009 and December 31, 2008

NOTE 5:  EMPLOYEE STOCK PLAN (CONTINUED)

A summary of the status of The Company’s non-vested stock options granted with this plan as of June 30, 2009 is presented below:

Non-vested Options	Options (000)	Weighted Average Grant-Date Fair Value
Non-vested at January 1, 2009	1,914	$0.236
Granted	0	0.0
Vested	1,914	0.236
Forfeited	0	0.00
Non-vested at June 30, 2009	0	$0.00

On March 29, 2009 stock options totaling 5,650,000 of its $0.001 par value common stock to key employees, consultants and officers and directors in a non-qualified stock option plan with a conversion period of 10 years, at a conversion price of $0.01 for past fully completed services.  Using the Black-Scholes method of valuing the options detailed above the options were valued using the following assumptions:

FYE 2009
Expected volatility	71.44%
Expected dividends	0.00
Expected term (in years)	5.00
Risk-free rate	2.11%

UTEC, INC.
Notes to Consolidated Financial Statements
June 30, 2009 and December 31, 2008

NOTE 5:  EMPLOYEE STOCK PLAN (CONTINUED)

A summary of the status of The Company’s non-vested stock options granted with this plan as of June 30, 2009 is presented below:

Non-vested Options	Options (000)	Weighted-Average Grant-Date Fair Value
Non-vested at January 1, 2009	0	$0.236
Granted	5,650	0.006
Vested	5,650	0.006
Forfeited	0	0.000
Non-vested at June 30, 2009	0	$0.000

For the six months ending June 30, 2009 and 2008 share based compensation expense of $66,200 and $(33,151) was recognized, respectively.

NOTE 6:  DISCONTINUED OPERATIONS

In April 2009, the Company sold its commercial explosives development, analysis, testing and manufacturing business (“Legacy Business”) in a non-cash transaction to a related party in exchange for stock in the Company totaling 22,500,000 shares.  The stock was cancelled in July of 2009.

A breakdown of the loss associated with the discontinued is presented in the table below.

	Three Months Ended June 30, 2009	Three Months Ended June 30, 2008	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008
Income	$-0-	$298,898	$1,039,595	$1,067,066
Cost of Goods Sold	-0-	4,746	353

UTEC Inc.

Consolidated Balance sheet
As of June 30, 2008 (unaudited) and December 31, 2007

	2008 (unaudited)	2007
ASSETS
Current Assets
Cash and cash equivalents	$100	$89,377
Accounts receivables	243,809	52,415
Inventory	153,808	59,440
Prepaid expenses	17,749	6,115
Deferred Tax Asset (Note 8)	9,900	14,300
Total Current Assets	425,366	221,647

Prepaid Ground Lease (Note 5)	58,950	64,300
Intangible Assets, net (Note 6)	1,092,171	1,127,250
Property, plant & equipment, net (Note 3)	685,791	694,455
Deferred Tax Asset (Note 8)	137,400	105,600

Total assets	$2,399,678	$2,213,252

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$336,181	$247,308
Amounts payable to related parties	150,664	115,062
Short term note to related parties	191,000	-

Total Current Liabilities	677,845	362,370

STOCKHOLDERS' EQUITY
Authorized:
74,000,000 common shares, par value of $0.001 per share
Issued and outstanding:
51,968,159 at June 30, 2008	51,968
53,756,159 at December 31, 2007		53,756

1,000,000 preferred shares, par value of $0.001 per share
Issued and outstanding:
42,013 at June 30, 2008	42
42,013 at December 31, 2007		42

Additional paid in capital	2,085,013	2,116,376

Retained earnings (deficit)	(415,190)	(319,292)
Total Stockholders' Equity	1,721,833	1,850,882

Total liabilities and stockholders' equity	$2,399,678	$2,213,252

The accompanying notes are an integral part of these financial statements.

UTEC Inc.

Comparative Consolidated Statement of Operations

	Six-month period ended June 30		Three-month period ended June 30
	2008 (unaudited)	2007 (unaudited)	2008 (unaudited)	2007 (unaudited)
Revenue
Service revenue	$528,564	$477,025	$298,898	$273,834
Product sales	538,502	376,918	-	357,120
Total Sales	1,067,066	853,943	298,898	630,954

Cost of Sales	(273,782)	(153,175)	-	(153,175)

Operating Expenses
General and administrative expense	355,949	260,536	246,107	157,731
Selling expense	142,701	47,151	87,309	19,586
Research and development expense	417,931	422,722	207,057	181,570

Total operating expenses	916,582	730,409	540,474	358,887

Income (loss) before income taxes	(123,298)	(29,641)	(241,576)	118,892

Provision for income taxes (benefit)	(27,400)	3,896	(82,400)	55,396

Net loss	$(95,898)	$(33,537)	$159,176)	$63,496

Earnings (loss) per share - basic and diluted	$(0.002)	$(0.001)	$(0.003)	$0.001

Weighted average number of common shares
outstanding as of June 30	52,826,939	52,072,254	51,968,159	53,706,194

The accompanying notes are an integral part of these financial statements.

UTEC Inc.

Comparative Consolidated Statements of Stockholders' Equity
for the six-month period ended June 30, 2008 (unaudited) and the year ended December 31, 2007

			2007
	Common shares	Preferred Shares	Par value	Additional Paid-in Capital	Retained Earnings (Deficit)
Balance January 1	25,917,159	22,013	$25,939	$-	$(33,951)

Common shares issued for purchase of ESI at $0.001	22,500,000		22,500	1,879,439
Common shares issued for finders fee at $0.001	2,525,000		2,525
Preferred shares issued for purchase of ESI at $0.001		20,000	20

Common shares issued pursuant to employee stock grants	1,914,000		1,914	105,487
Common shares issued for patent rights and contractual services	850,000		850	70,750
Common shares issue for consulting services	50,000		50	22,450
Capital contribution by shareholder for consulting services				38,250

Net Loss for the twelve months ended December 31, 2007			-	-	(285,341)

Balance, December 31, 2007	53,756,159	42,013	$53,798	$2,116,376	$(319,292)

The accompanying notes are an integral part of these financial statements.

UTEC Inc.

Comparative Consolidated Statements of Stockholders' Equity
for the six-month period ended June 30, 2008 (unaudited) and the year ended December 31, 2007
- continued

			2008
	Common shares	Preferred Shares	Par value	Additional Paid-in Capital	Retained Earnings (Deficit)
Balance January 1, 2008	53,756,159	42,013	$53,798	$2,116,376	$(319,292)

Cancel shares issued pursuant to employee stock grants (unaudited)	(1,898,000)		(1,914)	(105,487)

Sale of outstanding non-restricted stock (unaudited)	110,000		126	41,874

Options issue pursuant to employee option plan (unaudited)				32,250

Net Loss for the six months ended June 30 (unaudited)					(95,898)

Balance, June 30, 2008	51,968,159	42,013	$52,010	$2,085,013	$(415,190)

The accompanying notes are an integral part of these financial statements.

UTEC Inc.

Comparative Consolidated Statements of Cash Flows
for the six-month period ended June 30

	2008 (unaudited)	2007 (unaudited)
Cash flows from operating activities:
Net Income (loss)	$(95,898)	$(33,537)
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Depreciation	21,364	21,365
Amortization of intangibles	40,429	39,849
Employee option grants issued	32,250
Employee stock grants issued	-	54,659
Employee stock grants issued (cancellation)	(107,401)
Deferred tax benefit	(27,400)	3,896
Accounts receivables	(191,394)	(416,547)
Inventories	(94,368)	-
Prepaid Expenses	(11,634)	-
Accounts payable and accrued liabilities	124,475	169,273
Total cash flows from operating activities	(309,577)	(161,042)

Cash flows from investing activities
Asset construction in progress	(12,700)	-
Cash in UTEC Corporation when contributed to UTEC Inc.	-	15,000
Total cash flow from investing activities	(12,700)	15,000

Cash flows from financing activities
Proceeds from line-of-credit from related party	191,000	151,998
Repayment on line-of-credit to related party	-	-
Sale of Common Stock	42,000
Total cash flows from financing activities	233,000	151,998

Increase in cash and equivalents	(89,277)	5,956

Cash and cash equivalents, beginning of period	89,377	$20,100
Cash and cash equivalents, end of period	$100	$26,056

Supplemental Disclosure
Income taxes paid	$-	$-
Interest paid	$-	$558
Supplemental Schedule of Noncash Investing and Financing Activities:
Assets acquired and liabilities assumed in the acquisition:
Accounts receivable	$-	$42,488
Property and equipment	$-	$737,185
Intangible assets	$-	$1,200,000
Accounts payable and accrued liabilities	$-	$(90,189)

Common stock issued in exchange for patent rights	$-	$71,600

The accompanying notes are an integral part of these financial statements.

UTEC, INC.
Notes to Consolidated Financial Statements
June 30, 2008 and December 31, 2007

1.	Organization and Summary of Significant Accounting Policies

a) Business activity

UTEC INC., formerly Lyon Capital Venture Corp., is a Nevada corporation organized on November 8, 1993 as a “For Profit” corporation for the purpose of engaging in any lawful activity.  The Company was in the development stage through December 31, 2006, and the year ended December 31, 2007 is the first year during which the Company is considered an operating company and is no longer in the development stage.  On January 10, 2007 the Company purchased 100% of the shares of UTEC Corporation, Inc for a total consideration of 22,500,000 of the company’s par value $0.001 common shares and 20,000 of the company’s par value $0.001 preferred shares.  The Company also issued 2,525,000 common shares in finder’s fees.

The Company’s business is to offer state of the art testing and analysis to clients worldwide.  The Company is a leader in commercial explosives technology including development, analysis, testing and manufacturing.

The Company operates a chemical research and development laboratory near Riverton, Kansas, which specializes in commercial explosives development and analysis. The Company also operates a destructive test facility near Hallowell, Kansas, which specializes in determining the detonating characteristics of commercial explosives.

b) Basis of Presentation

The accompanying financial statements and notes thereto have been prepared pursuant to the rules and regulations of the Security and Exchange Commission.  Accordingly, certain disclosures normally prepared in accordance with accounting principles generally accepted in the United States have been omitted.  The accompanying financials statements and notes thereto should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s 2008 Form 10 Registration Statement.

The financial information included herein is unaudited; however, such information reflects solely normal recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the interim period presented.

The results of operation for the three and six month periods ended June 30, 2008 and 2007, are not necessarily indicative of the results to be expected for the full year.

c) Principles of Consolidation

The financial statements of the Company include the accounts of the Company and its wholly owned subsidiary, UTEC Corporation.  All intercompany accounts and transactions have been eliminated in consolidation.

d) Cash and Cash Equivalents

For the purpose of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.  The Company had $100 and $89,377 cash or cash equivalents at June 30, 2008 and December 31, 2007 respectively

e) Trade Accounts Receivable and Credit Policy

Trade accounts receivable consist of amounts billed to customers for purchases of services and energetic materials. The Company extends credit to customers in accordance with normal industry standards and terms, which are typically net 30 to 45 days.  Credit risk arises as customers default on trade accounts receivable owed to the Company. The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is recorded. If amounts are subsequently determined to be uncollectible, they will be charged to operations when that determination is made.

f) Revenue Recognition

The Company recognizes revenue when materials are shipped or services are provided, and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, and the sales price is fixed or determinable.  The Company records customer shipping and handling charges as revenues with the associated costs recorded to cost of sales.

g) Inventories

Inventories, when the Company has them, consist of purchased materials held for resale and are carried at the lower of cost (first-in, first-out method) or market.

h) Property, Plant and Equipment

Property, plant and equipment are carried at fair value for assets contributed in connection with the acquisition, and at cost for assets acquired subsequent to the acquisition date, less accumulated depreciation from the date of acquisition through the balance sheet date. The Company periodically assesses the recoverability of property, plant and equipment and evaluates such assets for impairment whenever events or changes in circumstances indicate that the net carrying amount of an asset may not be recoverable. Asset impairment is determined to exist if estimated future cash flows, undiscounted and without interest charges, are less than the net carrying amount. Depreciation expense is computed on a straight-line basis over the estimate useful lives of the assets as follows:

Building and leasehold improvements - 10-25 years
Machinery and equipment - 10-15 years
Furniture and fixtures & transportation equipment - 3-7 years

Major additions and improvements are capitalized in the month following the month in which the assets or improvement are deemed to be placed in service. Maintenance and repairs are expensed as incurred. Upon disposition, the net book value is eliminated from the accounts, with the resultant gain or loss reflected in operations.

i) Research and Development Costs

Research and development costs for the development of new products and update of existing products are expensed as incurred.

j) Income Taxes

The Company recognizes the tax effects of transactions in the year in which such transactions enter into the determination of net income, regardless of when reported for tax purposes.  Deferred taxes are provided in the financial statements under Financial Accounting Standards Board Statement No. 109 to give effect to the resulting temporary differences which may arise from differences in the bases of fixed assets, depreciation methods, allowances, share-based compensation, and start-up costs based on the income taxes expected to be payable in future years.

k) Concentrations

The Company maintains balances in bank accounts that, at times, exceed federally insured limits. Management believes the risk of loss associated with this concentration is minimal.

For the three months ended June 30, 2008, two customers accounted for approximately 32% and 12% of the company sales.

For the six months ended June 30, 2008, two customers accounted for approximately 48% and 18% of the Company’s net sales, respectively.

For the three months ended June 30, 2007, two customers accounted for approximately 60% and 16% of the company sales.

For the six months ended June 30, 2007, two customers accounted for approximately 44% and 24% of the Company’s net sales.

At December 31, 2007 and June 30, 2008, one customer accounted for approximately 80% and 27% respectively of the Company’s accounts receivable.

l) Estimates

Preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual amounts may differ from those reported.

Certain significant estimates include the fair value of the Company’s intangible assets and the related amortization period.  These estimates are discussed in further detail at Note 6.

m) Going Concern Assumption

The Company’s group of activities consists solely of UTeC Corporation.  The Company’s business outlook for 2008 includes continuing the second year of a five (5) year technical services contract with Hallowell Manufacturing LLC to support the product and manufacturing technology at the Hallowell explosives plant site. The business plan for the Company is to add to its portfolio of intellectual property by signing agreements with other companies with existing technology in the materials processing business.  The Company will develop those technologies for use in undeveloped markets. The Company also plans to expand its material sales business which currently constitutes less than 20% of its revenue. The Company’s focus in this area will be to develop overseas sources of raw materials for sale to companies it already does business with or in markets where it has a presence.  For the six months ended June 30, 2008 this number has risen to about 48% of total sales.  We expect to end the fiscal year 2008 with the share of the total revenue in excess of last years.

n) Intangible Assets Acquired

Intangible assets are accounted for in accordance with Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets.

Intangible assets acquired consist of a customer list and patent rights.  These intangible assets are amortized over their useful lives and tested for impairment if certain circumstances indicate and impairment may exist.  As of June 2008 the remaining amortization period is fifteen years for the customer list and patent rights.

Intangible assets that are amortized are tested for impairment at the asset level associated with the lowest level of cash flows.  An impairment exists if the carrying value of the asset is i) not recoverable (the carrying value of the asset is greater than the sum of the undiscounted cash flows) and ii) is greater than its fair value.

o) Advertising Costs

Advertising costs are expensed as incurred and for the three month periods ending June 30, 2008 and 2007 totaled approximately $0 and $2,700, respectively.  These same costs for the period six month period ending June 30, 2008 and 2007 totaled approximately $25,460 and $5,200.  These costs consist primarily of trade show, web site and publication expenses.

2. Acquisitions

a) Acquisitions

On January 10, 2007 the company UTEC, Inc. (formerly Lyon Capital Venture Corp, acquired UTEC Corporation, a global chemical and materials services company.  The Company is a leader in commercial explosives technology including development, analysis, testing and manufacturing.  UTEC Corporation, with sales of $1.4 million (unaudited, see Unaudited Pro forma results in this Note 2) for the twelve months ended December 31, 2006, has been fully integrated into UTEC, Inc. as of the end of calendar year 2007.

b) Purchase Price and Value Assigned

The consideration for the UTEC Corporation acquisition consisted of 22,500,000 shares of restricted stock and 20,000 preferred shares.  The preferred shares were assigned a nominal value of $0.001 per share.  The common shares were valued at $0.08375 per share arrived at by dividing the net assets acquired (see Note 2 (c)) by the number of restricted stock issued in the exchange.

c)  Allocation of Purchase Price

The UTEC Corporation acquisition is accounted for as a purchase business combination.  Assets acquired and liabilities assumed are recorded in the accompanying consolidated balance sheet at their estimate fair values as of January 10, 2007.  A final allocation of purchase price to the assets acquired and liabilities assumed at the date of acquisition is presented in the table below.

Current assets	$57,488
Property, plant and equipment	737,185
Identifiable intangible and other assets	1,200,000
Total assets acquired	1,994,673

Current liabilities	90,189

Net assets acquired	$1,904,484
Cash acquired	15,000

Purchase price, net of cash acquired	$1,889,484

3.	Property, Plant and Equipment

Property, plant and equipment consist of the following at June 30, 2008 and December 31, 2007:

	2008	2007
	(unaudited)

Buildings and leasehold improvements	$501,500	$501,500
Machinery and equipment	195,026	195,026
Transportation equipment	24,538	24,538
Furniture and fixtures	16,121	16,121
Constructed asset in progress	12,700	0
	749,885	737,185
Less accumulated depreciation	64,094	42,730
	$685,791	$694,455

Depreciation expense was $21,364 for each six-month period ended June 30, 2008 and 2007 and was $10,682 for the three month period ended March 31, 2008 and 2007.

4.	Operating Leases

The Company assumed a non-cancelable operating lease for a vehicle originally dated August 23, 2005. The lease requires monthly payments of $562 and expires August 23, 2008.

Total rent expense related to operating leases was approximately $1,686 for the three-month period ending June 31, 2008 and 2007 for each period and the total rent expense for the six months ending June 30, 2008 and 2007 was approximately $3,372 for each period.

Future minimum lease payments for 2008 are $1,124.

Future ground lease payments (see Note 5), subject to adjustment for inflation, are as follows:

2008 - None
2009 - None
2010 - $85,800
2011 - $85,800
2012 - $85,800

5.	Related Party Transactions

a)  Shared Services

The accounting office of the Company and its subsidiary UTEC Corporation reside in Norman, Oklahoma and also serve as the accounting office and headquarters for Energetic Systems, Inc. LLC. (ESI).  For the three-month period ended June 30, 2008 and 2007, ESI charged the Company $12,754 and $17,280 respectively for such services.  For the six months ended June 30, 2008 and 2007 ESI charged the Company $25,491 and $30,900 respectively, all of which is payable at within thirty days of the invoice date.

b) Other related party transactions

From time to time the Company enters into arrangements for the provision of services from one or more of its Directors, or companies in which its Directors have a financial interest.

On January 11, 2007, the Company entered into an agreement with Red Stone Management Services, a company owned by Dr. Fortunato Villamagna, for the services of Dr. Villamagna as CEO of the Corporation.  Payments to Red Stone under this agreement are based on time actually spent on the business of the Company by Dr. Villamagna, subject to a minimum annual fee of $40,000.  During the six months ended June 30, 2008 and 2007, the Company has incurred management fee expense of $20,000 pursuant to this agreement, all of which is included in Accounts Payable to Related Parties, at June 30, 2008 and 2007 respectively.

On January 1, 2007 UTeC Corporation (a wholly owned subsidiary effective January 10, 2007) entered into a Ground Lease Agreement for the properties that it occupies in Cherokee County, Kansas.  This lease is with Energetic Properties, LLC., a subsidiary of Energetic Systems, Inc. LLC., a significant shareholder in the company.  The initial term of the lease is seven (7) years, with provision to extend for five additional one year renewal periods.  The annual rent is prepaid through December 31, 2009; thereafter UTeC Corporation is obligated to pay an annual rent of $85,800 per year subject to adjustment for changes in the Consumer Price Index.  The discounted value of the lease is $75,000 with an annual amortization of $10,700 with the net book value at June 30, 2008 and 2007 being $58,950 and $69,700.  The Agreement includes all other terms and conditions which are normal and usual for leases of this type.

All liabilities as well as assets were sold to ESI April. 2009

c) Advances from Energetic Systems Inc., LLC

Energetic Systems, Inc., LLC. (ESI) which owns approximately 42% of the restricted common shares of UTEC, INC. and owns 100% of the predecessor company, UTeC Corporation, LLC that contributed its assets to form UTEC Corporation, is the processor of a credit facility of up to $200,000 from UTeC.  The amounts owing on that facility at the end of June 30, 2008 and 2007 are $191,000 and $151,998 respectively.  Interest expense accrued on the line of credit was $1,500 and $558 during the six months ended June 30, 2008 and 2007, respectively and $1,380 and $0 for the three month ended June 30, 2008 and 2007, respectively.

6.	Intangible Assets

Intangible assets consist of the following at June 30, 2008 and December 31, 2007:

	2008	2007
	(unaudited)

Patent rights	71,600	71,600
Customer relationships	1,125,000	1,125,000
Accumulated amortization	(104,429)	(69,350)
	$1,092,171	$1,127,250

The Patent rights are based upon the contractual agreement between the Company and Ceramatec, as described in Note 9.  The Company is amortizing these Patent rights over 17 years.

Customer relationships represent the net present value of the discounted cash flows of customer relationships contributed by the Company in connection with the acquisition.  Although the Company does not typically have long-term contracts with these customers, most of them have been customers of the Company for many years.  The Company is amortizing the net present value of the estimated future cash flows of these customers over seventeen (17) years, which is based on the consistency, length and the unique nature of the customer relationships and the service which the Company provides.

Amortization expense for the next five years related to intangible assets is expected to be as follows:

2008 - $70,400
2009 - 70,400
2010 - 70,400
2011 - 70,400
2012 - 70,400

7.	Earnings (Loss) Per Share

Basic earnings (loss) per share (“EPS”) excludes dilution and is calculated by dividing net income (loss) available to common stockholders by the weighted-average number of shares of common stock outstanding during the period.  Diluted EPS is computed in a manner similar to that of basic EPS except that the weighted-average number of common shares is increased to include the number of incremental common shares (computed using the Treasury Stock method) that would have been outstanding if all potentially dilutive common shares (such as stock options) were issued during the period.  Diluted EPS is the same as basic EPS if the effect of the incremental shares is anti-dilutive.

For the six  and three months ended June 30, 2008 and 2007, basic and diluted earnings (loss) per share were the same, as all potentially dilutive shares were anti-dilutive.

8.	Income Taxes

The provision for income taxes consists of the following for the six and three months ended June 30:

	Six months (unaudited)		Three months (unaudited)
	2008	2007	2008	2007

Current	$(0)	$24,696	$(0)	$24,696
Deferred (benefit)	(27,400)	(20,800)	(82,400)	30,700
Total	$(27,400)	$3,896	$(82,400)	$55,396

The Deferred tax asset consists of the following at June 30, 2008 and December 31, 2007:

	2008	2007
	(unaudited)

Accrued liabilities not currently deductible	$(16,600)	$(16,600)
Deferred stock compensation	(12,200)	(40,800)
Deductible prepaid insurance	6,700	2,300
Net operating loss carryforwards	(125,200)	(64,800)
Net Deferred Tax Asset	$(147,300)	$(119,900)

In assessing the realizability of the net deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon either the generation of future taxable income during the periods in which those temporary differences are expected to become deductible.  Management considers the entire deferred tax asset to be fully realizable at June 30, 2008, and accordingly, has not recorded a valuation allowance.

The Company is not currently subject to any specific audit by any federal, state or local taxing authority.  There are no unrecognized tax benefits or tax positions previously taken which could give rise to uncertainty, and therefore there are no calculations or classifications of interest, penalties, or effects on income taxes related to such uncertainties.

At June 30, 2008, the Company has net operating loss carryforwards totaling approximately $330,000, which primarily begin to expire in 2022.

Actual income taxes differ from “expected” income tax, computed by applying the U.S. Federal corporate income tax rate of 34% to earnings (loss) from operations before income taxes for the six and three months ended June 30 as follows:

	Six months
	2008 (unaudited)		2007 (unaudited)
Computed expected income taxes	$(47,400)	(34.0)%	$(10,100)	(34.1)%
Nondeductible expenses	22,900	16.4	25,200	85.0
Other, principally state taxes	(2,900)	(2.1)	(12,900)	(43.5)
Provision (reversal) for valuation allowance	0	(0.0)	1,696	5.7
	$(27,400)	(19.6)%	$3,896	13.1%

	Three Months
	2008 (unaudited)		2007 (unaudited)
Computed expected income taxes	$(87,600)	(34.0)%	$40,400	34.0%
Nondeductible expenses	13,900	34.0	9,200	34.2
Other, principally state taxes	(8,700)	3.4	5,796	5.0
Provision (reversal) for valuation allowance	0	(0.0)	0	(0.0)
	$(82,400)	3.4%	$55,396	73.2%

9.	Contractual Obligations

a) Ceramatec, Inc.

Effective February 1, 2007 the company entered into a License and Supply Agreement with Ceramatec, Inc. of Salt Lake City, Utah (“License”) for a world wide exclusive royalty-free license to practice Cermatec’s Gild Arc Plasma Oxidizer technology for the destruction of solid and liquid hazardous chemicals and biologicals.  The agreement continues to the full end of the term or terms for which patent rights held by Ceramatec and related to the technology have not expired.

In connection with the agreement, the Company granted 850,000 shares of its Common Stock to Ceramatec.  Subject to any Securities and Exchange Commission regulations, Ceramatec may sell its stock starting two years from the Effective Date of the agreement. The Ceramatec agreement provided for (i) a license to the technology, (ii) support with the technology and (iii) a supply agreement with Ceramatec in exchange for the shares provided.

The shares to Ceramatec were provided for item ( i ), the license. The support and supply agreement ( i & ii ) were included in the supply agreement and payments made to Ceramatec to purchase the equipment and units specified in the agreement.

The restricted stock given in exchange for the exclusive licensing agreement with Ceramatec was valued at $0.0842 per share.  This value was adopted from the calculation of the value of the restricted shares given in exchange for the acquired company, Utec Corporation.  See note 2 (b) of the Financial Statements.  The agreement with Ceramatec is dated February 1, 2007 within three weeks of the day UTEC Corporation was acquired.  Although the market price at the close of business on February 1, 2007 was $0.52 per share a true trading market for the stock had not been established during that brief period and Management believed a more accurate fair value was represented by the value established in the acquisition of Utec Corporation.  The Company has accounted for its share-based payments in accordance with SFAS 123(R), “Share Based Payments”, and EITF Issue 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”.

If Ceramatec is not able to sell its stock granted under this agreement for at least $700,000 within the first two years after it is allowed to sell its stock under this agreement, then any license granted under this agreement shall become non-exclusive.  Ceramatec agreed to pay a finders fees of 85,000 shares to a third party in connection with this agreement.

The Company is amortizing the asset over seventeen (17) years, which is the estimated remaining life of the patents to which the Company has exclusivity rights.  See Note 5.

During the term of the License, the company is obligated to purchase plasma oxidizer units from Ceramatec in order to maintain exclusivity under the license agreement. The company’s minimum obligations under this purchase arrangement are $100,000 in 2008, $200,000 in 2009 and $600,000 for each remaining year of the agreement. If the minimum purchase requirement is not met for any year, the license grant of this agreement shall automatically convert from exclusive to nonexclusive for the remainder of the term of the agreement.

The License includes a provision that entitles the Company to any improvements to the technology, whether patentable or not, without further cost to the Company.

The license was cancelled by Ceramatec October 1, 2009 for non-performance on the part of the Company.

b) Princeton Research

Effective September 17, 2007 the company entered into an agreement with Princeton Research for corporate services.  In exchange for these services the company issued 50,000 common shares to Princeton.  The shares were valued at $0.45 per share equal to the market value of the stock on the agreement signing date.  The services were rendered in 2007 and the amortization of $22,500 was fully expensed before by year end.

c) BioEnergy Applied Technologies, LLC

On April 4, 2008, the Company entered into a joint technical development and marketing agreement (“Marketing Agreement”) with BioEnergy Technologies, LLC (“BAT”), a corporation jointly owned by two directors of the company.  Pursuant to the term of the Marketing Agreement, the Company and BAT have agreed to undertake a joint technical development and marketing program to develop and sell certain patented technology held by BAT and to pursue certain business opportunities.  The parties will share equally in the net profits before taxes in connection with the license or sale of the patented technology pursuant to the Marketing Agreement.

As additional consideration, for each year in which the grant of the Subject Matter under the Marketing Agreement is exclusive to the Company, the Company will issue 200,000 options to purchase 200,000 shares of its common stock to BAT or its nominee.  Options will be issued at the end of each year of exclusivity, beginning April 1, 2009.  The options granted hereunder will be for a period of ten (10) total years, exercisable at a price of $0.28 per share.

This agreement was cancelled upon the sale of assets and liabilities to ESI April, 2009

10.	Employee Stock Plan

Effective March 26, 2008 the restricted shares issued pursuant to the Employee Stock Ownership Plan dated January 11, 2007 were cancelled in their entirety, except for 16,000 which were misplaced by the employee and will be cancelled in a timely manner.  The Plan has since been rescinded.

In its place each employee signed an Employee Stock Option Plan dated March 26, 2008. The plan contains no provision for vesting and each employee may exercise their rights to purchase shares at the strike price of $0.25 on the plan date.  The unexercised options terminate at the end of five years or upon the employee being terminated from the Company whichever is earlier.

The fair value of each option award is estimated on the date of grant using a Black-Scholes valuation model that uses the assumptions noted in the following table.  Expected volatilities are based on implied volatilities from traded options on the Company’s stock in addition to other publicly traded companies stock within the market segment of industrial waste management. This is due primarily to the fact that The Company does not have enough history to properly ascertain the volatility rate.  The expected term of options granted is also estimated since the company does not have a history of granting stock rights and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the Libor rate in effect at the time of grant.

FYE 2007
Expected volatility	71.44%
Expected dividends	0.00
Expected term (in years)	3.5
Risk-free rate	2.67%

A summary of the status of The Company’s non-vested stock options as of June 30, 2008 is presented below:

Non-vested Options	Options (000)	Weighted- Average Grant-Date Fair Value
Non-vested at January 1, 2008	0	$0.00
Granted	1,914	0.236
Vested	1,914	0.236
Forfeited	0	0.00
Non-vested at March 31, 2008	0	$0.00

For the three months ended March 31, 2008, the Company did not recognize compensation expense and a corresponding increase to Common Stock and Additional Paid-in Capital based upon the estimated fair value of the Common Stock at the date of the grant and the vesting period of the grants due to the Plan being adopted so late in the quarter with no appreciable time having lapsed for amortization to be taken.

For the three and six month period ending June 30, 2008 share based compensation expense of $32,250 was recognized.

11.	New Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, as amended in February 2008 by FSP FAS 157-2, Effective Date of FASB Statement No. 157. The provisions of SFAS No. 157 are effective for the Company as of January 1, 2008. However, FSP FAS 157-2 defers the effective date for all nonfinancial assets and liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. We do not expect the adoption of this statement to have a material impact on our financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115. The provisions are effective for the Company as of January 1, 2008. This statement permits entities to choose to measure many financial instruments and certain other items at fair value and report unrealized gains and losses on these instruments in earnings. We do not expect the adoption of this statement to have a material impact on our financial statements.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations. The provisions, which change the way companies account for business combinations, are effective for the Company as of January 1, 2009. This statement requires the acquiring entity in a business combination to recognize assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose all information needed by investors to understand the nature and financial effect of the business combination. We do not expect the adoption of this statement to have a material impact on our financial statements.

In December 2007, the FASB also issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements - an amendment of Accounting Research Bulletin No. 51, the provisions of which are effective for the Company as of January 1, 2009. This statement requires an entity to classify noncontrolling interests in subsidiaries as a separate component of equity. Additionally, transactions between an entity and noncontrolling interests are required to be treated as equity transactions. We are currently evaluating the impact of this statement on our financial statements.

UTEC, INC. (formerly LYON CAPITAL VENTURE CORP.)

As of and for the Twelve months Ended December 31, 2007

Table of Contents

Consolidated Balance Sheet

Comparative Consolidated Statement of Operations

Comparative Consolidated Statements of Stockholders' Equity

Comparative Consolidated Statements of Cash Flows

Organization and Summary of Significant Accounting Policies

Acquisitions

Property, Plant and Equipment

Operating Leases

Related Party Transactions

Intangible Assets

Earnings (Loss) Per Share

Income Taxes

Contractual Obligations

Employee Stock Plan

Subsequent Events

COLE & REED P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
UTeC, Inc.
Norman; Oklahoma

We have audited the accompanying consolidated balance sheets of UTeC, Inc. (the "Company") as of December 31, 2007 and 2008, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in .accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial-statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits .provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UTeC, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Cole & Reed P.C.

Oklahoma City, Oklahoma
May l3, 2008

UTEC Inc.

Consolidated Balance Sheet
As of December 31, 2007 and 2006

	December 31 2007	December 31 2006
ASSETS

Current Assets
Cash and cash equivalents	$89,377	$20,100
Accounts receivables	52,415
Inventory	59,440
Prepaid expenses	6,115
Deferred Tax Asset (Note 8)	14,300
Total Current Assets	221,647	20,100

Prepaid Ground Lease (Note 5)	64,300
Intangible Assets, net (Note 6)	1,127,250
Property, plant & equipment, net (Note 3)	694,455
Deferred Tax Asset (Note 8)	105,600

Total assets	$2,213,252	$20,100

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$247,308	$-
Amounts payable to related parties	115,062	28,112

Total Current Liabilities	362,370	28,112

STOCKHOLDERS' EQUITY

Authorized:
74,000,000 common shares, par value of $0.001 per share
Issued and outstanding:
53,756,159 at December 31, 2007	53,756
25,917,159 at December 31, 2006		25,917

1,000,000 preferred shares, par value of $0.001 per share
Issued and outstanding:
42,013 at December 31, 2007	42
22,013 at December 31, 2006		22

Additional paid in capital	2,116,376	-
Retained earnings (deficit)	(319,292)	(33,951)
Total Stockholders’ Equity	1,850,882	(8,012)

Total liabilities and stockholders’ equity	$2,213,252	$20,100

The accompanying notes are an integral part of these financial statements.

UTEC Inc.

Comparative Consolidated Statement of Operations
for the twelve-month period ended December 31

	2007	2006
Revenue
Service revenue	$893,365	$-
Product sales	472,440	-
Total Sales	1,365,805	-

Cost of Sales (not including Cost of Services)	(197,920)	-

Operating Expenses
General and administrative expense	427,546	21,837
Selling expense	157,330
Research and development expense	988,250

Total operating expenses	1,573,126	21,837

Income (loss) before income taxes	(405,241)	(21,837)

Provision for income taxes (benefit)	(119,900)	-

Net loss	$(285,341)	$(21,837)

Earnings (loss) per share - basic and diluted	$(0.005)	$(0.001)

Weighted average number of common shares
outstanding as of December 31, 2007 and 2006	52,839,093	6,064,282

The accompanying notes are an integral part of these financial statements.

UTEC Inc.

Comparative Consolidated Statements of Stockholders' Equity
for the Twelve Months Ended December 31

			2006
	Common shares	Preferred Shares	Par value	Additional Paid-in Capital	Retained Earnings (Deficit)
Balance January 1	5,692,159	2,013	$5,689	$-	$(12,114)

Common shares issued for services at $0.001	225,000		230
Common shares issued on exercise of option at $0.001	20,000,000		20,000
Preferred shares issued for services at $0.001		20,000	20

Net Loss for the twelve months ended December 31					(21,837)

Balance, December 31	25,917,159	22,013	$25,939	$-	$(33,951)

The accompanying notes are an integral part of these financial statements.

UTEC Inc.

Comparative Consolidated Statements of Stockholders' Equity
for the Twelve Months Ended December 31
- continued

			2007
	Common shares	Preferred Shares	Par value	Additional Paid-in Capital	Retained Earnings (Deficit)
Balance January 1	25,917,159	22,013	$25,939	$-	$(33,951)

Common shares issued for purchase of ESI at $0.001	22,500,000		22,500	1,879,439
Common shares issued for finders fee at $0.001	2,525,000		2,525
Preferred shares issued for purchase of ESI at $0.001		20,000	20

Common shares issued pursuant to employee stock grants	1,914,000		1,914	105,487
Common shares issued for contractual services	850,000		850	70,750
Common shares issued for consulting services	50,000		50	22,450
Capital contribution by shareholder for consulting services				38,250

Net Loss for the twelve months ended December 31			-	-	(285,341)

Balance, December 31	53,756,159	42,013	$53,798	$2,116,376	$(319,292)

The accompanying notes are an integral part of these financial statements.

UTEC Inc.

Comparative Consolidated Statements of Cash Flows
for the twelve-month period ended December 31

	2007	2006

Cash flows from operating activities:
Net Income (loss)	$(285,341)		$(21,837)
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Depreciation	42,730
Amortization of intangibles	80,050
Employee stock grants	107,401
Stock issued for services and contract rights	60,750		250
Deferred tax benefit	(119,900)		-
Accounts receivables	(9,927)
Inventories	(59,440)
Prepaid Expenses	(6,115)
Accounts payable and accrued liabilities	244,069		21,687
Total cash flows from operating activities	54,277		100

Cash in UTEC Corporation when contributed to UTEC Inc.	15,000		-
Total cash flow from investing activities	15,000		-
Cash flows from financing activities
Proceeds from line-of-credit from related party	181,998		-
Repayment of line-of-credit to related party	(181,998)		-
Capital Contribution	-		20,000
Total cash flows from financing activities	-		20,000

Increase in cash and equivalents	69,277		20,100

Cash and cash equivalents, beginning of period	$20,100		$-

Cash and cash equivalents, end of period	$89,377		$20,100

Supplemental Disclosure
Income taxes paid	$-		$-
Interest paid	$5,790		$-

Supplemental Schedule of Noncash Investing and Financing Activities:
Assets acquired and liabilities assumed in the acquisition:
Accounts receivable	$42,488		$-
Property and equipment	$737,185		$-
Intangible assets	$1,200,000		$-
Accounts payable and accrued liabilities	$(90,189)		$-

Capital contribution by shareholder for consulting services	$38,250	$
Common stock issued in exchange for patent rights	$71,600		$-

The accompanying notes are an integral part of these financial statements.

UTEC, INC.
Notes to Consolidated Financial Statements
December 31, 2007

1. Organization and Summary of Significant Accounting Policies

a) Business Activity

UTEC INC., formerly Lyon Capital Venture Corp., is a Nevada corporation organized on November 8, 1993 as a “For Profit” corporation for the purpose of engaging in any lawful activity.  The Company was in the development stage through December 31, 2006, and the year ended December 31, 2007 is the first year during which the Company is considered an operating company and is no longer in the development stage.  On January 10, 2007 the Company purchased 100% of the shares of UTEC Corporation, Inc for a total consideration of 22,500,000 of the company’s par value $0.001 common shares and 20,000 of the company’s par value $0.001 preferred shares.  The Company also issued 2,525,000 common shares in finder’s fees.

The Company’s business is to offer state of the art testing and analysis to clients worldwide.  The Company is a leader in commercial explosives technology including development, analysis, testing and manufacturing.

The Company operates a chemical research and development laboratory near Riverton, Kansas, which specializes in commercial explosives development and analysis. The Company also operates a destructive test facility near Hallowell, Kansas, which specializes in determining the detonating characteristics of commercial explosives.

b) Principles of Consolidation

The financial statements of the Company include the accounts of the Company and its wholly owned subsidiary, UTEC Corporation.  All intercompany accounts and transactions have been eliminated in consolidation.

c) Cash and Cash Equivalents

For the purpose of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.  The Company had $89,337 and $20,100 cash or cash equivalents at December 31, 2007 and December 31, 2006 respectively.

d) Trade Accounts Receivable and Credit Policy

Trade accounts receivable consist of amounts billed to customers for purchases of services and energetic materials. The Company extends credit to customers in accordance with normal industry standards and terms, which are typically net 30 to 45 days.  Credit risk arises as customers default on trade accounts receivable owed to the Company. The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is recorded. If amounts are subsequently determined to be uncollectible, they will be charged to operations when that determination is made.

e) Revenue Recognition

The Company recognizes revenue when materials are shipped or services are provided, and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, and the sales price is fixed or determinable.  The Company records customer shipping and handling charges as revenues with the associated costs recorded to cost of sales.

f) Inventories

Inventories consist of purchased materials held for resale and are carried at the lower of cost (first-in, first-out method) or market.

g) Property, Plant and Equipment

Property, plant and equipment are carried at fair value for assets contributed in connection with the acquisition, and at cost for assets acquired subsequent to the acquisition date, less accumulated depreciation from the date of acquisition through the balance sheet date. The Company periodically assesses the recoverability of property, plant and equipment and evaluates such assets for impairment whenever events or changes in circumstances indicate that the net carrying amount of an asset may not be recoverable. Asset impairment is determined to exist if estimated future cash flows, undiscounted and without interest charges, are less than the net carrying amount. Depreciation expense is computed on a straight-line basis over the estimate useful lives of the assets as follows:

Building and leasehold improvements - 10-25 years
Machinery and equipment - 10-15 years
Furniture and fixtures and transportation equipment - 3-7 years

Major additions and improvements are capitalized in the month following the month in which the assets or improvement are deemed to be placed in service. Maintenance and repairs are expensed as incurred. Upon disposition, the net book value is eliminated from the accounts, with the resultant gain or loss reflected in operations.

h) Research and Development Costs

Research and development costs for the development of new products and update of existing products are expensed as incurred.

i) Income Taxes

The Company recognizes the tax effects of transactions in the year in which such transactions enter into the determination of net income, regardless of when reported for tax purposes.  Deferred taxes are provided in the financial statements under Financial Accounting Standards Board Statement No. 109 to give effect to the resulting temporary differences which may arise from differences in the bases of fixed assets, depreciation methods, allowances, share-based compensation, and start-up costs based on the income taxes expected to be payable in future years.

j) Concentrations

The Company maintains balances in bank accounts that, at times, exceed federally insured limits. Management believes the risk of loss associated with this concentration is minimal.

For the twelve months ended December 31, 2007, two customers accounted for approximately 34% and 28% of the Company’s net sales, respectively.

At December 31, 2007, one customer accounted for approximately 80% of the Company’s accounts receivable.

k) Estimates

Preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.  Actual amounts may differ from those reported.

Certain significant estimates include the fair value of the Company’s intangible assets and the related amortization period.  These estimates are discussed in further detail at Note 6.

l) Going Concern Assumption

As of December 31, 2007 the company had $89,277 cash on hand, however, periodically, the Company finds itself in a negative cash flow position.  While the company has limited liquidity it did finish the year funding its operations with internally generated cash only with the exception of some short term temporary funding required during the third quarter.   To fund the expansion of the company’s business into the Hazardous Chemicals and Biological Waste Destruction business the company will need to raise significant capital via the public capital markets. If the company is unsuccessful in raising public funding, the commercialization schedule for the new Waste Destruction marketing plan will be delayed, and the projections prepared by the company will not be met.

The predecessor businesses to the Company’s subsidiary have been in business for over 30 years.   Thus, the Company has an established customer base and demand for its products and services. The Company believes it will generate sufficient cash flow to cover its current business responsibilities over the next 12 months, but if short term funding is necessary, the Company has assets available to act as security to guarantee short term funding from conventional loan sources. If necessary, the management may guarantee these potential loans, but there is no current written or oral agreement for such guarantees. The Company has from time to time sufficient receivables to act as security for short term funding guarantees. The Company may, if necessary, seek equity funding from third parties.

m)  Intangible Assets

Intangible assets are accounted for in accordance with Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets.

Intangible assets consist of a customer list and patent rights.  These intangible assets are amortized over their useful lives and tested for impairment if certain circumstances indicate and impairment may exist. As of December 2007 the remaining amortization period is sixteen years for the customer list and the Company is amortizing the patent assets over seventeen (17) years, which is the estimated remaining life of the patents to which the Company has exclusivity rights.

Intangible assets that are amortized are tested for impairment at the asset level associated with the lowest level of cash flows.  An impairment exists if the carrying value of the asset is i) not recoverable (the carrying value of the asset is greater than the sum of the undiscounted cash flows) and ii) is greater than its fair value.

We used the following methodology to value the customer list:

Service/Testing Revenue

•	Customers - 3yr or more - 75% probability of repeat sales -- take total for 3 yrs X 75%

•	Customers - 2 yrs - 50% probability of repeat sales - take total for 2 yrs X 50%

•	Customers - 1 yr - 25% probability of repeat revenues - take total for 1 yr X 25%

Chemical/Sensitizer Revenue

Customer revenue over 3 years X 50%

We then applied a 45% discount rate to value the customer list at $1,125,000.

Amortization Period

The following factors were considered to establish the amortization period:

Explosive manufacturing industry

•
Explosives manufacturing companies make a significant philosophical, safety and financial commitment to specific technologies when they construct explosive plants.  History has shown that the useful life of these technologies exceeds the patent period.  Formulations and sensitizer products are designed for use in a specific technology.  It is expensive and time consuming to change these technologies and hence our products and services have a long life within technology life span.

•
Within a specific technology, manufacturers make products whose materials must meet stringent safety standards, are typically not easily replaced, and for which they don’t have multiple outlets from which to purchase.  Any vendors who sells a specialized, inherently safe, customized sensitizer, has a privileged position with that manufacturer and a natural barrier to competition.

UTEC specific factors in selling sensitizer products

•	UTEC’s sensitizer is such a unique and specialized product that it cannot be easily replaced without a customer:

o	Incurring significant cost to re-formulate and commercialize a replacement product
o
Becoming convinced  that a new product has a significant cost and or energy advantage over a product that the customer is currently using and satisfied with, and does not introduce a safety hazard or risk when introduced into the customer’s production processes.

Service/Testing

•
Within the commercial explosive industry and for other industries that utilize energetic materials, customers either have their own in-house testing service or they utilize a third party.  It is costly to set up In-house R&D and testing services, and unless customers have this capability from years past, they look to companies like UTEC to provide it.  UTEC is unique in that it is one of only two independent testing and service companies in North America and has unique competency with certain industries and with certain explosive technologies that simply don’t exist anywhere else.

•
This dearth of competitors means we have long standing relationships with our customers some who will do business with us perhaps only once every year or so, but with who we have done business at these facilities and with our employees over twenty years.  Most of our customers are longstanding and since the explosives market tends to be very stable and rather small we are well known and our capabilities and widely regarded.

The combination of these factors leads to the conclusion that our customer list is unique in that it has a long life, which supports a seventeen year amortization period as being reasonable when taking into consideration the two types of revenue we generate, the unique qualities of the industry, our place in it, and our actual experience in maintaining long term customer relationships.

n)  Advertising Costs

Advertising costs are expensed as incurred and totaled approximately $67,000 during the year ended December 31, 2007.

2. Acquisitions

On January 10, 2007 the company UTEC, Inc. (formerly Lyon Capital Venture Corp, acquired UTEC Corporation, a global chemical and materials services company.  The Company is a leader in commercial explosives technology including development, analysis, testing and manufacturing.  UTEC Corporation, with sales of $1.4 million (unaudited, see Unaudited Pro forma results in this Note 2) for the twelve months ended December 31, 2006, has been fully integrated into UTEC, Inc. as of the end of calendar year 2007.

Purchase Price and Value Assigned

The consideration for the UTEC Corporation acquisition consisted of 22,500,000 shares of restricted stock and 20,000 preferred shares. The preferred shares were assigned a nominal value of $0.001 per share. The common shares were valued at $0.08375 per share arrived at by dividing the net assets acquired (see Note 2 (c)) by the number of restricted stock issued in the exchange.

Allocation of Purchase Price

The UTEC Corporation acquisition is accounted for as a purchase business combination. Assets acquired and liabilities assumed are recorded in the accompanying consolidated balance sheet at their estimate fair values as of January 10, 2007.  A final allocation of purchase price to the assets acquired and liabilities assumed at the date of acquisition is presented in the table below.

Current assets	$57,488
Property, plant and equipment	737,185
Identifiable intangible and other assets	1,200,000
Total assets acquired	1,994,673

Current liabilities
90,189
Net assets acquired	$1,904,484
Cash acquired	15,000

Purchase price, net of cash acquired	$1,889,484

Unaudited Pro Forma Results

Unaudited pro forma financial information is presented below as if the acquisition of UTEC Corporation occurred at the beginning of calendar year 2006.  The pro forma information presented below does not purport to present what the actual results would have been had the acquisition in fact occurred at the beginning of calendar year 2006, nor does the information project results for any future period.  Pro forma financial information is not presented for calendar year 2007 because the acquisition occurred on January 10, 2007, which was 10 days after the beginning of the Company’s fiscal year 2007.  As a result, the accompanying consolidated statement of operations for fiscal 2007 effectively includes UTEC Corporation’s results of operations for comparative purposes.

Pro forma sales	$1,458,025
Pro forma gross profit	1,237,251
Pro forma net loss	(27,240)
Pro forma diluted earnings per share	$00.

3. Property, Plant and Equipment

Property, plant and equipment consist of the following at December 31, 2007:

Buildings and leasehold improvements	$501,500
Machinery and equipment	195,026
Transportation equipment	24,538
Furniture and fixtures	16,121
737,185
Less accumulated depreciation	42,730
$694,455

Depreciation expense was $42,730 for the year ended December 31, 2007.

Operating Leases

The Company assumed a non-cancelable operating lease for a vehicle originally dated August 23, 2005. The lease requires monthly payments of $562 and expires August 23, 2008.

Total rent expense related to operating leases was approximately $6,744 for the period ending December 31, 2007.

Future minimum lease payments for 2008 are $4,496.

In addition, beginning in 2010 and continuing through 2013, the Company will have future minimum lease payments of $85,800 pursuant to a Ground Lease Agreement with a related party (see Note 5).

4. Related Party Transactions

a)  Shared Services

The accounting office of the Company and its subsidiary UTEC Corporation reside in Norman, Oklahoma and also serve as the accounting office and headquarters for Energetic Systems, Inc. LLC. (ESI).  For the twelve-month period ended December 31, 2007, ESI charged the Company $65,020 for such services, all of which is payable at December 31, 2007.

b) Other related party transactions

From time to time the Company enters into arrangements for the provision of services from one or more of its Directors, or companies in which its Directors have a financial interest.

On January 11, 2007, the Company entered into an agreement with Red Stone Management Services, a company owned by Dr. Fortunato Villamagna, for the services of Dr. Villamagna as CEO of the Corporation.  Payments to Red Stone under this agreement are based on time actually spent on the business of the Company by Dr. Villamagna, subject to a minimum annual fee of $40,000.  During the twelve months ended December 31, 2007, the Company has incurred management fee expense of $40,000 pursuant to this agreement, all of which is included in Accounts Payable to Related Parties, at December 31, 2007.

On January 1, 2007 UTeC Corporation (a wholly owned subsidiary effective January 10, 2007) entered into a Ground Lease Agreement for the properties that it occupies in Cherokee County, Kansas.  This lease is with Energetic Properties, LLC., a subsidiary of Energetic Systems, Inc. LLC., a significant shareholder in the company.  The initial term of the lease is seven (7) years, with provision to extend for five additional one year renewal periods.  The annual rent is prepaid through December 31, 2009; thereafter UTeC Corporation is obligated to pay an annual rent of $85,800 per year subject to adjustment for changes in the Consumer Price Index.  The discounted value of the lease is $75,000 with an annual amortization of $10,700 with the net book value at December 31, 2007 being $64,300.  The Agreement includes all other terms and conditions which are normal and usual for leases of this type.

c) Advances from Energetic Systems Inc., LLC

Energetic Systems, Inc., LLC. (ESI), owns approximately 42% of the restricted common shares of UTEC, INC., and owns 100% of the predecessor company, UTEC Corporation, LLC.  UTEC Corporation, LLC, is the processor of a credit facility of up to $200,000 from UTEC Corporation.  There are no amounts owing on that facility at the end of December 31, 2007. During the twelve months ended December 31, 2007, the maximum amount advanced under the line of credit was $181,998.  Interest expense paid on the line of credit was $5,790 during the twelve months ended December 31, 2007.   Advances from ESI are secured by the accounts receivable of the Company, and bear interest at commercial rates. ESI has continued to fund the Company's short term needs in 2008 and has indicated a willingness to do so until such time as other funds become available

5. Intangible Assets

Intangible assets consist of the following at December 31, 2007:

Patent rights	71,600
Customer relationships	1,125,000
Accumulated amortization	(69,350)
$1,127,250

The Patent rights are based upon the contractual agreement between the Company and Ceramatec, as described in Note 9.  The Company is amortizing these Patent rights over 17 years.

Customer relationships represent the net present value of the discounted cash flows of customer relationships contributed by the Company in connection with the acquisition. Although the Company does not typically have long-term contracts with these customers, most of them have been customers of the Company for many years.  The Company is amortizing the net present value of the estimated future cash flows of these customers over seventeen (17) years, which is based on the consistency, length and the unique nature of the customer relationships and the service which the Company provides.

Amortization expense for the next five years related to intangible assets is expected to be as follows:

2008	$70,400
2009	70,400
2010	70,400
2011	70,400
2012	70,400

6. Earnings (Loss) Per Share

Basic earnings (loss) per share (“EPS”) excludes dilution and is calculated by dividing net income (loss) available to common stockholders by the weighted-average number of shares of common stock outstanding during the period.  Diluted EPS is computed in a manner similar to that of basic EPS except that the weighted-average number of common shares is increased to include the number of incremental common shares (computed using the Treasury Stock method) that would have been outstanding if all potentially dilutive common shares (such as stock options) were issued during the period.  Diluted EPS is the same as basic EPS if the effect of the incremental shares is anti-dilutive.

For the twelve month period ended December 31, 2007 and 2006, basic and diluted earnings (loss) per share were the same, as all potentially dilutive shares were anti-dilutive.

7. Income Taxes

The provision for income taxes consists of the following for the twelve months ended December 31, 2007.

	2007	2006
Current	$0	$0
Deferred (benefit)	(119,900)	0
Total	$(119,900)	$0

The Deferred tax asset consists of the following at December 31, 2007

Accrued liabilities not currently deductible	$(16,600)
Deferred stock compensation	(40,800)
Deductible prepaid insurance	2,300
Net operating loss carryforwards	(64,800)
Net Deferred Tax Asset	$(119,900)

In assessing the realizability of the net deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon either the generation of future taxable income during the periods in which those temporary differences are expected to become deductible.  Management considers the entire deferred tax asset to be fully realizable at December 31, 2007, and accordingly, has not recorded a valuation allowance.  During the twelve month period ended December 31, 2007, the Company has reversed valuation allowances previously provided totaling $12,900.

The Company is not currently subject to any specific audit by any federal, state or local taxing authority.  There are no unrecognized tax benefits or tax positions previously taken which could give rise to uncertainty, and therefore there are no calculations or classifications of interest, penalties, or effects on income taxes related to such uncertainties.

At December 31, 2007, the Company has net operating loss carryforwards totaling approximately $170,000, which primarily begin to expire in 2021.

Actual income taxes differ from “expected” income tax, computed by applying the U.S. Federal corporate income tax rate of 34% to earnings (loss) from operations before income taxes for the twelve months ended December 31 as follows:

	2007		2006

Computed expected income taxes	$(137,800)	(34.0)%	$(7,400)	(34.0)%
Nondeductible expenses	42,000	10.4	0	0.0
Other, principally state taxes	(11,200)	(4.4)	0	0
Provisions (reversal) for valuation allowance	(12,900)	(6.0)	7,400	34.0
	$(119,900)	(34.1)%	$0	(0.0)%

8. Contractual Obligations

a)  Ceramatec, Inc.

Effective February 1, 2007 the company entered into a License and Supply Agreement with Ceramatec, Inc. of Salt Lake City, Utah (“License”) for a world wide exclusive royalty-free license to practice Cermatec’s Gild Arc Plasma Oxidizer technology for the destruction of solid and liquid hazardous chemicals and biologicals.  The agreement continues to the full end of the term or terms for which patent rights held by Ceramatec and related to the technology have not expired.

In connection with the agreement, the Company granted 850,000 shares of its Common Stock to Ceramatec for the license to the technology.  Subject to any Securities and Exchange Commission regulations, Ceramatec may sell its stock starting two years from the Effective Date of the agreement. The Ceramatec agreement provided for (i) a license to the technology, (ii) support with the technology and (iii) a supply agreement with Ceramatec.

The restricted stock given in exchange for the exclusive licensing agreement with Ceramatec was valued at $0.842 per share.  This value was adopted from the calculation of the value of the restricted shares given in exchange for the acquired company, Utec Corporation.  See note 2 (b) of the Financial Statements.  The agreement with Ceramatec is dated February 1, 2007 within three weeks of the day UTEC Corporation was acquired.  Although the market price at the close of business on February 1, 2007 was $0.52 per share a true trading market for the stock had not been established during that brief period and Management believed a more accurate fair value was represented by the value established in the acquisition of Utec Corporation.  See SFAS 123(R) and EITF Issue 96-18 as authority on share based compensation and the measurement date used to determine fair value.

 If Ceramatec is not able to sell its stock granted under this agreement for at least $700,000 within the first two years after it is allowed to sell its stock under this agreement, then any license granted under this agreement shall become non-exclusive.  Ceramatec agreed to pay a finders fees of 85,000 shares to a third party in connection with this agreement.

During the term of the License, the company was obligated to purchase plasma oxidizer units from Ceramatec in order to maintain exclusivity under the license agreement. The company’s minimum obligations under this purchase arrangement are begin in 2008 and are $100,000 in 2008, $200,000 in 2009 and $600,000 for each remaining year of the agreement. If  the minimum purchase requirement is not met for any year, the license grant of this agreement shall automatically convert from exclusive to nonexclusive for the remainder of the term of the agreement.

On September 2, 2009 the Company received a termination notice from Ceramatec for non-performance of minimum purchases of the technology.  Ceramatec has agreed to forfeit the unsold 765,000 shares granted to it under the license agreement.

The License includes a provision that entitles the Company to any improvements to the technology, whether patentable or not, without further cost to the Company.

b) Princeton Research

Effective September 17, 2007 the Company entered into an agreement with Princeton Research for corporate services. In exchange for these services, the Company issued 50,000 common shares to Princeton. The shares were valued at $0.45 per share, equal to the market value of the stock on the agreement signing date.  The services were rendered in 2007 and the amortization of $22,500 was fully expensed by year end.

9. Employee Stock Plan

Effective January 12, 2007, the Company’s Board of Directors approved a “Consultant and Employee Stock Option and Award Plan” and reserved 2,000,000 shares of the Company’s common stock pursuant to this plan.  In connection with the adoption of the plan, the Company also awarded 1,914,000 shares of restricted stock to certain key employees and consultants.  The stock grants to the key employees have an 18 month vesting period from the date of the grant, and become fully vested on July 12, 2008.

Upon vesting the stock will become the property of the employee free of restriction and can be sold, gifted or otherwise transferred.  The right to the stock never lapses nor is it dependent on the exercise of the stock.  The stock carries a strike price value of $0.25 per share.  The stock would not be sold unless its market value exceeds the strike price.  Since the employee is not required to exercise the strike price the employees basis in the stock is zero and therefore cannot be written off or a loss taken.

A summary of the status of the Company’s non-vested shares as of December 31, 2007, and changes during the year ended December 31, 2007, is presented below:

Non-vested Shares	Shares (000)	Weighted-Average Grant-Date Fair Value
Non-vested at January 1, 2007	0	$0.00
Granted	1,914	0.218
Vested	0	0.00
Forfeited	0	0.00
Non-vested at December 31, 2007	1,914	$0.218

For the twelve months ended December 31, 2007, the Company has recognized compensation expense of $107,401 and a corresponding increase to Common Stock and Additional Paid-in Capital based upon the estimated fair value of the Common Stock at the date of the grant and the vesting period of the grants.  Amortization expense of $53,620 is to be booked in 2008 which represents the remaining six (6) months of the term before the stock is fully vested.

10. Subsequent Events

Subsequent to December 31, 2007, the Company replaced the 2007 Consultant and Employee Stock Option and Award Plan with a new plan entitled the “Non-Qualified Stock Option Agreement”.  In connection with the new plan, the Company canceled the stock grants issued to the recipients an replaced them with option awards.  The Company believes that such awards better align the interests of its employees with those of its shareholders. Option awards were granted with an exercise price of $0.25 per share, but not less than 65% of the fair market value on the date of grant March 26, 2008.  The option awards vest over the period the services are provided, five (5) years, and terminate at the end of that period or on the date the employee is no longer employed with the Company.

New Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, as amended in February 2008 by FSP FAS 157-2, Effective Date of FASB Statement No. 157. The provisions of SFAS No. 157 are effective for the Company as of January 1, 2008. However, FSP FAS 157-2 defers the effective date for all nonfinancial assets and liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. We do not expect the adoption of this statement to have a material impact on our financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115. The provisions are effective for the Company as of January 1, 2008. This statement permits entities to choose to measure many financial instruments and certain other items at fair value and report unrealized gains and losses on these instruments in earnings. We do not expect the adoption of this statement to have a material impact on our financial statements.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations. The provisions, which change the way companies account for business combinations, are effective for the Company as of January 1, 2009. This statement requires the acquiring entity in a business combination to recognize assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose all information needed by investors to understand the nature and financial effect of the business combination. We do not expect the adoption of this statement to have a material impact on our financial statements.

In December 2007, the FASB also issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements - an amendment of Accounting Research Bulletin No. 51, the provisions of which are effective for the Company as of January 1, 2009. This statement requires an entity to classify noncontrolling interests in subsidiaries as a separate component of equity. Additionally, transactions between an entity and noncontrolling interests are required to be treated as equity transactions. We are currently evaluating the impact of this statement on our financial statements.